MARTHA STEWART LIVING OMNIMEDIA

2002 ANNUAL REPORT


easy pastas




SPECIAL ISSUE
DECORATE A BIRTHDAY CAKE
PAPER MOBILES
START A SCRAPBOOK
HALLOWEEN COSTUMES
CREATE A PEACEFUL NURSERY


martha stewart
weddings




kids


Holiday
100




MARTHA
STEWART


Keeping
learn
STAIN REMOVAL 101
STAIN REMOVAL 101
STAIN REMOVAL SUPPLIES






everyday


MARTHA
STEWART
SIGNATURE
PAINT
FLOORING


FABRIC


Celebrating 10 Years
of "good things!"


10

Watch Martha Stewart Living Monday through Friday


LivingTelevision




FURNITURE


Sleeping


Martha's
garden


MARTHA
MARTHA
MARTHA


PAINT


FLOORING


from Martha's kitchen
food
NETWORK

TO OUR SHAREHOLDERS



2002 was an extremely difficult and challenging year for Martha Stewart Living Omnimedia. Our year-end financial results reflected both the substantial negative impact of the ongoing government investigations relating to my personal sale of non-Company stock and the generally unfavorable economic environment of the past year. In 2002 our revenues increased 2% to $295.0 million, while diluted earnings per share from continuing operations (EPS) were $0.27 versus $0.48 in the prior year. The 2002 results include $7.7 million of restructuring charges related to our decision to downsize the operations of our Internet/Direct Commerce business segment.

Despite the difficulties our business encountered in 2002, the company still had significant achievements:

PUBLISHING

In our Publishing segment we introduced, in our October issue, our evolutionary redesign of *Martha Stewart Living*, our flagship magazine, a logical step in the growth and development of the brand. That redesign was two years in the making and has resulted in making *Living* more informative and reader-friendly without in any way compromising its elegance, beauty, and commitment to excellent how-to information. This redesign has been favorably accepted by subscribers and other readers, and has won acclaim from the industry as well: In its annual competition, The Society of Publication Designers (SPD) recently awarded *Martha Stewart Living* a Silver Medal and nine Merit Awards. We are proud of *Martha Stewart Living*'s new look and the strength of its content.

In 2002, we increased the frequency of *Martha Stewart Kids* from two to four times a year and made innovative and responsive improvements that helped us focus more closely on the needs of our audience. *Martha Stewart Kids* continues to earn recognition for its quality content and design, winning fifteen SPD awards this year. The editorial team won an additional eleven SPD Merit Awards for the two special issues of *Martha Stewart Baby* we published in 2002.

In keeping with our long-standing commitment to explore new titles to augment our growing list of publications, we developed in 2002 the vibrant and exciting *Everyday Food, from the Kitchens of Martha Stewart Living*, including four test issues published in the first half of 2003. This digest-size magazine, comprising more than fifty easy, good, healthy, original recipes per issue, is off to a solid start in 2003. The recipes use ingredients found on the shelves of any local supermarket, and most can be prepared in about thirty minutes. If the test is successful, it will lead to regular publication with a 2003 production schedule of eight issues. So far, so good.

In 2002 *Martha Stewart Weddings* performed well, as did *Holiday Baking*, a special-interest publication, which contained more than one hundred tried-and-true recipes for the holiday season. We published four books in 2002. Additionally, we continue to have excellent distribution on the radio and in newspapers around the country: More than 330 radio stations, covering more than 91% of the United States, air the "askMartha" radio program; the "askMartha" column is syndicated in more than two hundred newspapers.

TELEVISION

Television continues to be a driving force in the widespread dissemination of our high-quality original content by extending the reach and impact of the brand. Viewers who tune in to one of our four shows are more likely to seek out our publications and retail products or to visit our website. The immediacy of television makes it an excellent medium for supporting the launch of new products and increasing traffic at our retail partners.

Martha Stewart Living, our daily syndicated program now in its tenth season, won its eighth Emmy Award in 2002. The show continues to generate value through no-cost brand promotion, helping to increase the sales of our publications and retail products and drive Internet traffic. Our Everyday Food segments are just one example, featuring segments that promote our *Everyday Food* publication, thereby lowering our subscriber acquisition costs.

Our cable programs continued to gain larger audiences in 2002. We renewed our contract with the Food Network, which airs our half-hour program *from Martha's Kitchen*, and launched two new shows, *from Martha's Home* and *from Martha's Garden*, both of which air on Home and Garden Television. With the addition of these new programs, our shows are now available to viewers approximately thirty times per week, further increasing our consumer reach and brand-marketing power.

MERCHANDISING

One of the Company's major strengths is its powerful retail presence and brand recognition. In Merchandising, we expanded our product offerings in 2002 with the introduction of the Martha Stewart Everyday Holiday line, a collection of Christmas ornaments, lights, tree skirts, and gift wrap and bags. This new line resulted in sales of nearly $100 million at Kmart, ahead of our initial expectations. Despite the bankruptcy of Kmart in January 2002, total sales of Martha Stewart Everyday products at Kmart were nearly $1.5 billion in 2002. Martha Stewart Everyday's success demonstrates consumers' continued appreciation for our well-designed, useful products.

We substantially expanded our Martha Stewart Signature brand label in 2002, using years and years of decorating experience as a springboard for our "total room—total home" concept of providing decorating products for every room in the home. Our Martha Stewart Signature products are specially designed to help the consumer who wants to decorate an entire room easily, offering coordinating paints, fabrics, flooring, and furniture. We are very excited about our Martha Stewart Signature Furniture line, which uses color as a key point of differentiation. The inaugural furniture collection recently began selling at retail, and the line won the award for Best New Collection from *InFurniture* magazine.

Our international mass-market program in 2003 will benefit from the launch at Sears Canada. This launch will make Sears Canada the exclusive distribution partner of Martha Stewart Everyday products in Canada and will offer our Canadian customers a much broader range of products available in more sales channels.

INTERNET/DIRECT COMMERCE

In keeping with our commitment to reduce losses in the Internet/Direct Commerce business, we made the difficult but necessary decision to restructure the segment's operations. Going forward, changes in our direct commerce business will not seem dramatic to our current audience, but our offerings will consist of a smaller, more brand-focused assortment. Significant cost savings will result from a targeted selection of products, in a smaller catalog with a smaller circulation, mailed less frequently. These changes should allow us to operate on a break-even basis by 2004 and into profitability by 2005.

Our website, marthastewart.com, remains a valuable source for connecting consumers to our brand, publications, and special programs. It has proven to be a very cost-effective marketing tool for us to gain new magazine subscribers. We expect marthastewart.com to be home to future growth for MSO as the electronic platform evolves. We therefore remain committed to this resource.

Despite the year's setbacks in our financial performance and in our ability to forge ahead with new plans, we look forward to regaining momentum in the future. Thank you, shareholders, for believing in the basic tenets of the brand and in the core strengths of what we have built, and thank you, employees, for being the dedicated visionary and creative group that you all are. We recognize the challenges ahead, and we are prepared to meet them.

Martha Stewart

Martha Stewart
Chairman and Chief Executive Officer

PRESIDENT'S LETTER



Last year was an unexpected challenge for Martha Stewart Living Omnimedia. The unprecedented negative publicity and uncertainty that surrounded Martha Stewart put pressure on our businesses and led to 2002 results that were a long way from our full-year expectations. Our philosophy during this period has been—and continues to be—to manage with a commitment to the long-term prospects of the Company, preserving the excellence of our core media products and brand labels, safeguarding our quality standards, and continuing to invest in our talented people and our growth opportunities to evolve the business. In doing so, we have relied on our core assets—our quality brand labels, our talented personnel, our loyal consumers, and our powerful business model and financial strength—to enable us to weather the storm admirably. I'd like to focus on those assets.

QUALITY BRAND LABELS

Our fundamental strategy from day one has been to evolve the Martha Stewart brand from expert personality and visionary, to quality products, to trusted brand labels. Over the years, MSO has developed a formidable collection of brand labels incorporating the "Martha Stewart" name, proudly displayed on the back cover of this annual report, including:

Martha Stewart Living magazine, our flagship publication for homemakers,

Martha Stewart Weddings, Martha Stewart Baby, and *Martha Stewart Kids,* our more specialized magazines, aimed at a younger demographic,

Martha Stewart Living television program, our daily syndicated show,

from Martha's Kitchen, from Martha's Garden, and *from Martha's Home,* our cable television programs,

Martha Stewart Everyday, our mass-market merchandise brand label offered at Kmart in the United States, at The Seiyu, Ltd., in Japan, and beginning later in 2003, at Sears Canada,

Martha Stewart Signature, our specialty collections of paint with Sherwin-Williams, flooring with Shaw Industries, furniture with Bernhardt Furniture Company, and fabric with P/Kaufmann,

Marthasflowers, our flower program direct from select farms, and

Martha Stewart: The Catalog for Living, our direct and online redesigned catalog, offering "quintessential Martha Stewart" high-end products.

These brand label assets all have one common mission: to turn dreamers into doers. Our "how-to" media brand labels teach and inspire, and our merchandising brand labels provide our consumers with the products they need to use these how-to ideas in their own homes in their own ways. This past year put to the test the degree to which our brand evolution strategy has proceeded, and we believe that, given our unique circumstances, we passed the test quite well. Each label continued to perform admirably—winning awards, launching quality products, and meeting consumer demand. Furthering brand evolution is *Everyday Food, from the Kitchens of Martha Stewart Living.* This test magazine, introduced in 2003, has already started receiving a promising reception from consumers. Despite all of the obstacles of 2002, we were able to grow revenues 2%. We believe that this performance demonstrates that each of these labels, to varying degrees, is on its way to attaining the evolutionary autonomy that we originally intended. That bodes well for MSO's future.

TALENTED PERSONNEL

The investment that MSO has made over the years in attracting, developing, and retaining our remarkably talented employee base and our long-standing executive management team paid off in 2002 like never before. The quality and focus of our dedicated employees was crucial to the Company's ability to remain focused and dedicated to making good on our mission to consumers and partners. Nearly six hundred of the most talented cooks, gardeners, craftspeople, decorators, stylists, art directors, and editors, as well as advertising, technical, production, and business people, continued to create, design, research, and educate. In addition, the ability to manage well through good times and bad speaks to the overall strength, commitment, and maturity of our unflagging executive team, most of whom have worked together for many years. Dedicated talent allows us to continue to deliver the quality and authority that our consumers and partners have come to expect, as demonstrated by the many awards that we won in 2002. We believe the consistency of our mission is essential to our future growth and prospects.

LOYAL CONSUMERS

Our most important asset is our equally dedicated group of millions of core consumers, who turn to us regularly for information and products they can trust. Our core audience is sophisticated, intelligent, and remains loyal—they understand the value of the know-how we impart to them. Our consumers have continued to respond enthusiastically to our approach and to our products. The voice of consumers was loud and clear when they purchased nearly $100 million of Martha Stewart Everyday Holiday products this past holiday season. We thank each one of them—our readers, viewers, and shoppers—for their continued support of and trust in our products.

POWERFUL BUSINESS MODEL AND FINANCIAL STRENGTH

An article that recently appeared in the November 2002 issue of *Fortune* magazine called MSO's balance sheet "one any CEO would kill for." Our "omni" business model generates high cash flow, even in an off year. We began 2002 with $140 million of cash in the bank, and ended it with $179 million, increasing our cash position by 27% in a year when our revenues increased 2%. We have no debt and little in the way of capital expenditures for the foreseeable future. Our disciplined financial management puts us in a great position to both weather any storm and take advantage of growth opportunities in the future.

To close, in 2002, our fundamentals passed the "asset test." Our consumers continue to be interested in and seek out our trusted brand labels and the high-quality original "how-to" content and value-packed product for which "brand Martha Stewart" stands. Our pride and commitment in what we create and offer as a company, and the durability of the demand for those creations and offerings, serve us well during this time and make us optimistic about the future.

Sharon Patrick
President and Chief Operating Officer

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

(This page has been left blank intentionally.)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-15395

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**52-2187059** (I.R.S. Employer Identification No.)
11 West 42nd Street, New York, New York (Address of Principal Executive Offices)	**10036** (Zip Code)

Registrant's telephone number, including area code **(212) 827-8000**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $0.01 Per Share	NYSE

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of the registrant to the number of shares outstanding on March 31, 2003, but using the price the stock was last sold on June 28,2002, was $108,431,232.*

*Excludes 9,908,821 shares of our Class A Common Stock, and 30,058,975 shares of our Class B Common Stock, held by directors, officers and holders of more that 5% of either class of the Company's stock, as of March 31, 2003. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Company, or that such person is controlled or under common control with the Company.

Number of Shares Outstanding As of March 31, 2003:
19,362,285 shares of Class A Common Stock
30,058,975 shares of Class B Common Stock

Documents Incorporated by Reference.

Portions of Martha Stewart Living Omnimedia, Inc.'s Proxy Statement for Its Annual Meeting of Stockholders Presently Scheduled for June 3, 2003 Are Incorporated by Reference into Part III of this Report.

TABLE OF CONTENTS

In this Annual Report on Form 10-K, the terms "we," "us," "our," "MSO" and the "Company" refer to Martha Stewart Living Omnimedia, Inc. and, unless the context requires otherwise, Martha Stewart Living Omnimedia LLC ("MSLO LLC"), the legal entity that prior to October 22, 1999, operated many of the businesses we now operate, and their respective subsidiaries.

FORWARD—LOOKING STATEMENTS

We have included in this Annual Report certain "forward looking statements" as that term is defined in The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our current beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. These statements can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "potential" or "continue" or the negative of these terms or other comparable terminology. Our actual results may differ materially from those projected in these statements, and factors that could cause such differences include a loss of the services, or diminution in the reputation, of Martha Stewart; the effect on the Company of the uncertainty relating to the nature and timing of the resolution of the ongoing governmental investigations concerning a sale of non-Company stock by Martha Stewart and any adverse resolutions of such investigations; prolonged and continued negative publicity relating to Martha Stewart; adverse resolution of some or all of the Company's ongoing litigation; downturns in national and/or local economies; an inability to execute the restructuring of our Internet/Direct Commerce segment as planned; shifts in our business strategies; a softening of the domestic advertising market; changes in consumer reading, purchasing and/or television viewing patterns; unanticipated increases in paper, postage or printing costs; operational or financial problems at any of our contractual business partners; the receptivity of consumers to our new product introductions; unexpected developments in Kmart Corporation's Chapter 11 proceedings; and changes in government regulations affecting the Company's industries. Certain of these and other factors are discussed in more detail in other sections of this report, especially under the heading "Management's Discussion and Analysis."

PART I

Item 1. *Business*

Overview

We are an integrated content and commerce company that creates "how-to" content and domestic merchandise for homemakers and other consumers. Our products are generally sold under various brand labels incorporating the well-known "Martha Stewart" brand name, which we leverage across a broad range of media and retail outlets. We primarily focus on the domestic arts, providing consumers with the how-to ideas, information, merchandise and other resources they need to raise the quality of living in and around their homes. The content and merchandise we create generally span eight core areas:

- Home: decorating, collecting, and renovating.
- Cooking & Entertaining: recipes, techniques, and indoor and outdoor entertaining.
- Gardening: planting, landscape design, and outdoor living.
- Crafts: how-to projects and similar family activities and an appreciation of the natural world.
- Holidays: celebrating special days and special occasions.
- Keeping: homekeeping, organizing, petkeeping, clotheskeeping, restoring, and other types of domestic maintenance.
- Weddings: all aspects of planning and celebrating a wedding.
- Baby & Kids: cooking, decorating, crafts, and other projects and celebrations surrounding infants and children.

Our company comprises four business segments — Publishing, Television, Merchandising and Internet/ Direct Commerce — through which content and merchandise relating to our eight core content areas are created and distributed to consumers. As of March 11, 2003, we had approximately 580 employees. Our revenues from foreign sources were $11.8 million, $9.8 million and $8.3 million in 2002, 2001 and 2000, respectively. Substantially all of our assets are located within the United States.

History

Martha Stewart published her first book, Entertaining, in 1982. Over the next eight years she became a well-known authority on the domestic arts, authoring eight more books relating to a variety of our core content areas. In 1991, Time Publishing Ventures, Inc., a subsidiary of Time Inc. ("TPV"), launched Martha Stewart Living magazine with Ms. Stewart serving as its editor-in-chief. In 1993, TPV began producing a Martha Stewart Living weekly television program hosted by Ms. Stewart. In 1995, TPV launched a mail-order catalog, Martha by Mail, which made available products featured in, or developed in connection with, the magazine and television program. In late 1996 and early 1997 a series of transactions occurred resulting in MSLO LLC operating all Martha Stewart-related business. Ms. Stewart was the majority owner of MSLO LLC and TPV retained a small equity interest in the business. Additionally, affiliates of TPV entered into various agreements with MSLO LLC pursuant to which such affiliates would provide newsstand distribution services for our magazines, provide fulfillment services for our magazines and direct commerce business, publish certain books containing content originally featured in our magazines, and provide various corporate services to us.

On October 22, 1999, MSLO LLC merged into MSO, then a wholly-owned subsidiary of MSLO LLC. Immediately following the merger, we consummated an initial public offering of 8,280,000 shares of our Class A Common Stock at an offering price of $18 per share, receiving aggregate proceeds, net of underwriting discounts, commissions and expenses, of $132.3 million.

On March 31, 2000, we purchased 1,366,000 shares of our Class A Common Stock from TPV (approximately 52% of TPV's total equity interest in us), for $23.79 per share, or an aggregate $32.5 million. As part of this transaction, TPV agreed to extend certain of the agreements we had with TPV's affiliates described above, to continue, subject to certain limited exceptions, to hold shares of our Class A Common Stock until 2003, and to allow us to place advertisements in Time Inc. magazines and websites through 2004 at discounted rates, subject to annual limitations.

Business Segments

Our four business segments are described below. Additional financial information relating to these segments may be found in Note 16 to our Consolidated Financial Statements on page F-26 of this Report.

Publishing

Our Publishing segment currently consists of our operations relating to magazines, books, radio and newspapers. In 2002, revenues from magazine advertising and circulation represented approximately 62% and 36% of the segment's revenues, respectively.

Magazines

Martha Stewart Living. Martha Stewart Living, our flagship magazine, is the foundation of our publishing business. It was launched in 1991 as a quarterly publication with a circulation of 250,000. In 2001 we increased the frequency from eleven to twelve times per year. Starting with the January 2003 issue, we have guaranteed our advertisers a minimum circulation of 2.3 million, up from 2.27 million since January 2002. Advertising pages, as reported to Publisher's Information Bureau, were 1,887 pages in 2002, up from 1,790 in 2001.

Martha Stewart Living appeals primarily to the college-educated woman between the ages of 25 and 54 who owns her principal residence. Martha Stewart Living seeks to offer reference-quality and original how-to information from our core content areas for the homemaker and other consumers in a unique upscale editorial and aesthetic environment. Martha Stewart Living has won numerous prestigious industry awards. Revenues generated by Martha Stewart Living magazine constituted the substantial majority of our magazine revenues.

Martha Stewart Weddings. We launched Martha Stewart Weddings in 1994 as an annual publication, and extended it to a semi-annual publication in 1997. In 1999, Martha Stewart Weddings became a quarterly publication. Martha Stewart Weddings targets the upscale bride and serves as an important vehicle for introducing young women to our brands. Martha Stewart Weddings is sold primarily through newsstand distribution.

Special Interest Publications. We also publish certain special interest magazine editions, beginning with one in 1998, growing to seven publications in 2002. Our special interest publication schedule in 2002 consisted of two issues of Martha Stewart Baby, four issues of Martha Stewart Kids, and one issue of Martha Stewart Holiday Baking, which was custom published for Kmart Corporation. We are scheduled to publish a minimum of eleven special interest editions in 2003. Our special interest publications provide in-depth advice and ideas around a particular topic contained in one or more of our core content areas, allowing us to draw upon our distribution network and brand name to further promote our expertise in our core content areas. Additionally, we use this format to explore additional content areas, potential new standalone titles and branding variations. Our special interest publications can be either sponsored by a single advertiser or multiple advertisers, and depending on the issue, may be sold at newsstands, distributed to subscribers with issues of Martha Stewart Living, or both. Occasionally, we custom publish a special interest publication.

Included in the 2003 schedule are four test issues of Everyday Food, a digest size magazine created for the supermarket shopper and the everyday cook, featuring quick, easy recipes. The premier issue was available on newsstands in January 2003. If the initial test issues are successful, Everyday Food will begin publishing with a regular frequency of ten issues per year in September 2003. Everyday Food has multiple advertisers.

International. Beginning in December 2001, Martha Stewart Japan, Inc., a Japanese publishing company in which we own a minority interest, began publication of a Japanese language magazine entitled Martha Stewart Martha. In exchange for royalties based on advertising and circulation sales of the magazine, we license English language content, and provide advisory services, to Martha Stewart Japan. Martha Stewart Martha was published six times in 2002. The economic contribution from this business has to date been minimal.

Magazine Production, Distribution and Fulfillment. We print most of our domestic magazines under long-term printing agreements with R. R. Donnelly. We currently purchase paper through an agreement with Time Inc. Paper for use in our domestic magazines is widely available. We use no other significant raw materials in our businesses. Newsstand distribution of the magazines is conducted by an affiliate of TPV under a long-term agreement that expires with the December 2007 issue of Martha Stewart Living, but which we have the right to cancel effective after the December 2004 issue. Our subscription fulfillment services are provided by another affiliate of TPV under a long-term agreement that expires in 2005, and is renewable for an additional three-year period at our option. Printing and distribution for the Japanese edition of our magazine is handled by third parties through our Japanese licensee.

Books

We create two different types of books: Martha Stewart Living books and Martha Stewart-authored books. Our current book library comprises 42 titles. Of these books, 29 are Martha Stewart Living books, and 13 are Martha Stewart-authored books. We own the copyrights to all these books.

Martha Stewart Living Books. We created four Martha Stewart Living books in 2002 and plan to create three such books in 2003. These books consist of a mixture of content previously published in our magazines and original material. The hardcover versions of each of these titles are sold through direct marketing methods to consumers, including Martha Stewart Living readers and regular craft and cookbook buyers, and paperback editions are sold at retail book stores. The publication of these books is done by Oxmoor House, Inc., an affiliate of TPV, which also handles their distribution through direct marketing and some retail channels. The Martha Stewart Living books have been distributed through other retail channels by Clarkson N. Potter, a division of Random House, a subsidiary of Bertelsmann AG, under various agreements.

Martha Stewart Books. Under an agreement with Clarkson N. Potter, we have created thirteen completely original Martha Stewart-authored books, and are obligated to deliver one more such book. These books are generally sold by Clarkson N. Potter through retail distribution channels.

The askMartha Newspaper Column and Radio Program

Our askMartha syndicated newspaper columns appear weekly in over 200 newspapers in North America. Our askMartha syndicated radio program airs for ninety seconds five days a week on over 330 radio stations in North America, covering over 91% of United States markets. In general, both the column and the radio program provide informative how-to content in response to particular questions posed by our consumers. The newspaper columns are syndicated by The New York Times Syndication Sales Corporation and the radio program is syndicated by Westwood One Radio, Inc. Our distribution partners pay us a percentage of the revenues generated by these properties. While the revenues contributed by these businesses are not as significant as those contributed by most of our other media activities, we reach a broader audience and demographic through these two vehicles than through any of our other media enterprises. They therefore provide valuable no-cost brand promotion outside our core audience.

Competition

Publishing is a highly competitive business. Our magazines, books and related publishing products compete with other mass media and many other types of leisure-time activities. Overall competitive factors in this segment include price, editorial content and editorial and aesthetic quality. Competition for advertising dollars in magazine operations is primarily based on advertising rates, editorial and aesthetic quality, the desirability of the magazine's demographic, reader response to advertisers' products and services and effectiveness of the advertising sales staff. Martha Stewart Living competes for readers and advertising dollars with women's service, decorating, cooking and lifestyle magazines. Martha Stewart Weddings competes for readers and advertising dollars primarily in the wedding service magazine category. Our special interest issues can compete with a variety of magazines depending on the focus of the particular issue.

Seasonality

Our Publishing segment can experience fluctuations in quarterly performance. For example, our newsstand sales and advertising dollars for Martha Stewart Living have historically tended to be highest in the November and December issues. Martha Stewart Weddings was published four times in 2002: one issue in each of the second and third quarters and two issues in the fourth quarter. Additionally, the publication schedule for our special interest issues can vary and lead to quarterly fluctuations in the segment's results.

Television

Our Television business segment consists of our operations relating to the production of new television programming and to the domestic and international distribution of that programming in existing and repurposed formats through a variety of distribution channels, including syndication, network broadcast and cable broadcast. We generally own the copyrights in the television programming we produce.

Martha Stewart Living

The Martha Stewart Living program is the cornerstone of our television production operations. The program is a syndicated how-to daytime program hosted by Martha Stewart consisting of several segments, each of which generally ties into one of our eight core content areas. Originally launched as a half-hour weekend program in 1993, we added a daily half-hour program in 1997 which expanded to a daily one-hour program in 1999. We produce Martha Stewart Living primarily at our studio facility in Westport, Connecticut, and segments are filmed both in the studio and at various other locations. The program has won numerous Emmy awards in various categories.

King World Productions, Inc. syndicates the program domestically. Under our arrangement with King World, we have been compensated partially in cash and partially in airtime. We then sell that airtime to advertisers, subject to a distribution fee payable to King World. This arrangement provides us with a substantial degree of control over our national advertising base and allows us to include television advertising in multimedia sales packages offered to advertisers. The program can currently be seen in approximately 90% of all U.S. television households.

The program is also broadcast in Canada by Alliance Atlantis Broadcasting, Inc. over its Life Network cable channel and HGTV Canada for which we are compensated with a license fee. This agreement expires and is open to re-negotiation in August 2003. The program is also dubbed in Japanese and broadcast over the LaLa cable channel in exchange for a license fee.

Repurposed Programming

We also produce three half hour programs entitled from Martha's Kitchen, from Martha's Home and from Martha's Garden. Each of these programs are produced from category-specific segments that originally aired in the Martha Stewart Living program. During 2002, from Martha's Kitchen aired daily on The Food Network in the United States and Canada, and from Martha's Home and from Martha's Garden aired in the United States on the Home and Garden Television cable network. We receive license fees in exchange for the rights to broadcast this programming, although during the first three quarters of 2002 we were compensated for our domestic runs of from Martha's Kitchen in airtime. Our agreement with The Food Network in the United States expires in 2005, our agreement with The Food Network in Canada expires in August 2003, and our agreement with HGTV expires in December 2003, although HGTV has an option to extend the agreement for an additional year.

Prime Time Specials

We have occasionally produced prime time holiday specials which have aired on the CBS network. We did not produce such a special in 2002.

Competition

Series television is a highly competitive business. Our television programs compete directly for viewers, distribution and/ or advertising dollars with other how-to television programs, as well as with general programming on other channels. Overall competitive factors in this segment include programming content, quality and distribution and demographics of the programming. Similar to publishing, competition for advertising dollars is primarily based on advertising rates, the demographics of the audience, viewer response to advertisers' products and services and effectiveness of the advertising sales staff.

Seasonality
Revenue and operating results from our Television segment have historically tended to be higher in the fourth quarter due to generally higher ratings and the broadcast of our prime-time television special.

Merchandising
Our Merchandising segment consists of our operations relating to the design of merchandise and related packaging, promotional and advertising materials, and the licensing of various trademarks owned by us, in connection with retail programs conducted through third party retailers and manufacturers.

Martha Stewart Everyday Collections
Martha Stewart Everyday is the brand label under which our merchandise is sold in the mass-market and national chain channels of distribution. Currently, the label is associated with products that generally fall into the following categories: Home (which includes sheets, towels, pillows, bath accessories, window treatments and kitchen textiles), Garden (which includes outdoor furniture, garden tools, fertilizers, planting pots, bulbs and seeds), Kitchen (which includes cookware, bakeware, dinnerware, flatware, and beverageware), Keeping (which includes organizational products relating to the pantry, closet and laundry), Decorating (which includes mirrors, picture frames, candles and lamps), Holiday (which includes Christmas decorating products and ornaments) and Colors (which consists of a line of interior paints available in 256 colors).

In the United States and Canada, these products, other than the paint products, are sold pursuant to exclusive agreements with Kmart Corporation and The Hudson's Bay Company (through its Zellers stores), although Zellers does not carry the full assortment of products. Pursuant to these agreements, we are primarily responsible for the design of all merchandise and related packaging, signage and advertising and promotional materials, while our retail partners source the products through a large manufacturer base. In 2003 we will start selling the Martha Stewart Everyday brand label in Sears Canada through a new contract with Sears Canada which expires in 2008. This will replace our contract with The Hudson's Bay Company which expired in February 2003. The paint products are manufactured pursuant to an agreement with The Sherwin-Williams Company and are then distributed by Sherwin-Williams to Kmart and Sears in the United States and Canadian Tire in Canada. Additionally, merchandise is sold under the Martha Stewart Everyday brand label by The Seiyu, Ltd. in Japan. Pursuant to our agreement with Seiyu, Seiyu offers products from our domestic assortment as well as products modified from our domestic assortment for the Japanese market and original product designed by Seiyu, subject to our brand direction and approval, for the Japanese market.

We own the Martha Stewart Everyday trademark and generally retain all intellectual property rights related to the designs of the merchandise, packaging, signage and collateral materials developed for the various programs. We are also generally assured sufficient in-store presence and volume to establish and protect our brands through guaranteed minimum royalties and through dedicated store-within-a-store selling formats.

Martha Stewart Everyday products are now offered at over 1,500 Kmart stores (net of announced store closings) and 1,070 Sears stores in the United States, and 226 stores owned by Seiyu in Japan. When the program launches at Sears in Canada in August 2003, we expect the products to be carried at over 109 Sears stores and in the Sears Canada Catalog.

In 2001 we entered into a new agreement with Kmart that expires in January 2008. In January 2002 Kmart filed for bankruptcy under Chapter 11. Kmart has subsequently assumed our contract and has announced its intention to emerge from bankruptcy during the second quarter of 2003. Since filing for bankruptcy, Kmart has closed, or announced closure of, 600 stores. Our contract with Kmart provides us with significant guaranteed minimum royalty payments that, presuming Kmart's continued viability, should insulate our financial results from the impacts of any further Kmart store closings. Revenues from Kmart constituted approximately 17% of our total revenues in 2002.

Our agreement with Seiyu provides for the payment to us of royalties on wholesale purchases of our products and expires in August 2006. Our agreement with Sears Canada provides for the payment to us of royalties on retail sales and expires in 2008. Our agreement with Sherwin-Williams expires in December 2005 and provides for royalties payable on sales by Sherwin-Williams of our Martha Stewart Everyday paints.

Martha Stewart Signature
Martha Stewart Signature is the brand label under which our products are offered in the specialty channel of distribution. Through agreements with various retailers and manufacturing partners, we are developing a national network of retailers offering coordinated categories of home decorating products. We own the trademark Martha Stewart Signature and generally

retain all intellectual property rights related to the designs of the merchandise, packaging, signage and collateral materials developed for the various programs.

Fabrics. Through an agreement with P/Kaufmann, Inc. which expires in December 2003, a wide variety of decorative fabrics designed by us are offered at various retail specialty stores. We are paid a royalty on sales by P/Kaufmann to retailers. Martha Stewart Signature fabrics are available at approximately 200 stores nationwide.

Paint. In the Spring of 2002, our Martha Stewart Signature Color Palette, consisting of 416 colors, launched at Sherwin-Williams stores nationwide. Consumers are able to have any of the colors mixed in a wide variety of quality Sherwin-Williams paints. We receive royalties on the sale of all paints mixed in a Martha Stewart Signature color. Our agreement with Sherwin-Williams expires in December 2005. Martha Stewart Signature colors are available at approximately 2,000 Sherwin-Williams stores nationwide.

Floor Coverings. Through an agreement with Shaw Industries, Inc. which expires in Fall 2007, floor covering products, including area rugs, hardwood flooring, and broadloom carpeting, are available at select retailers nationwide. These products were designed by us and manufactured and distributed by Shaw Industries, Inc. We receive royalties on sales of our products by Shaw. Martha Stewart Signature floorcoverings are available at approximately 390 stores nationwide.

Furniture. Beginning in March 2003, furniture products for the living room, bedroom, and dining room will be available at fine furniture stores and department stores nationwide. Through an agreement with Bernhardt Furniture Company, Inc., these products will be designed by us and the Bernhardt design staff and manufactured and distributed by Bernhardt. Our agreement provides for royalty payments to us on sales of our products by Bernhardt and expires in early 2008. We expect approximately 235 stores nationwide to participate in the launch of Martha Stewart Signature furniture.

Competition

The retail merchandising business is highly competitive. The principal competition for our Martha Stewart Everyday lines are the competitors of the retail stores in which these products are sold, including Wal-Mart and Target. Competitive factors include numbers and locations of stores, brand awareness and price. The principal competition for our Martha Stewart Signature products comes from other products in the respective product categories available at the participating stores, including branded and non-branded merchandise.

Seasonality

Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches and the seasonality of certain product lines.

Internet/Direct Commerce

Our Internet/Direct Commerce segment consists of our operations relating to our internet and catalog businesses.

Commerce

We develop and source merchandise that we sell through our catalog and our internet site, marthastewart.com. The merchandise we sell consists of both exclusive and non-exclusive products that fall into a wide variety of home-related categories, including kitchenware, garden products, tabletop products, crafts products, bedding, and fresh cut flowers. During 2002, a given catalog contained from 400 to 600 different product offerings, while our e-commerce site offered approximately 2,000 product offerings. In 2002, we mailed 13.4 million copies of the catalog in 14 editions. Our catalog mailing list includes customers identified through our media activities, such as current and past subscribers, gift subscription recipients, continuity card program subscribers and our website registrants, as well as third-party customer lists. In October 2002, we renamed our Martha by Mail catalog "Martha Stewart: The Catalog for Living." The re-branding effort was accompanied by a redesign of the catalog and increased circulation.

We source and purchase all our product and manage our merchandise inventory. Since February 2002, our fulfillment services have been provided by Innotrac Corporation pursuant to a three-year agreement terminable by us on 180 days notice.

In June 2002, we decided to exit our Wedding List business, acquired in March 2001, and to report the results of that business as a discontinued operation. It is our expectation that The Wedding List operations will cease completely by the end of the second quarter of 2003.

Content

In addition to our e-commerce capability, marthastewart.com offers eight linked content channels, each dedicated to one of our core content areas, as well as our online television and radio program guides and various other features. Our content channels include recipes featured on our television programs, an interactive question and answer service, community bulletin boards and chats, and information and photographs repurposed from our books, magazines and television program. Our advertising sales force sells advertisements for our website individually and as part of multi-media packages. One of our principal strategies is to use the content portions of our website to attract visitors and then convert them into buyers for our direct commerce business. We believe the content portion of our website is popular with our consumers and is an important ingredient in sustaining brand loyalty and cross-promoting our various activities.

Approximately 90% of this segment's 2002 revenues were from the sale of merchandise, with the remainder coming from advertising.

Recent Developments

In March 2003, we announced that we were restructuring the commerce portion of this segment. Beginning in the third quarter of 2003, we will begin to reduce mailings and circulation. In 2004, we plan to mail the catalog four times per year to a highly-targeted consumer base with significantly reduced circulation. Merchandise assortments will be reduced and focused on branded and seasonal products. The restructuring will result in a reduction in the segment's workforce of approximately 40%.

Competition

The direct commerce and internet businesses are highly competitive. Competition in our Internet/Direct Commerce segment includes catalogs that offer products and content in our eight core content areas. We compete on the basis of our content, the quality, uniqueness, price and assortment of our merchandise, our brand name, our service to customers and our proprietary customer lists.

Seasonality

Internet/Direct Commerce segment revenues tend to be higher in the fourth quarter due to increased consumer and advertiser spending during the holiday period.

Intellectual Property

We use multiple trademarks to distinguish our brands, including Martha Stewart Living, Martha Stewart Everyday, Martha Stewart Signature, Martha Stewart Weddings, askMartha, Martha Stewart: The Catalog for Living, marthastewart.com and marthasflowers. These and numerous other trademarks are the subject of registrations and pending applications, both domestically and internationally, filed by us for use with a variety of products and other content, and we continue to expand our worldwide usage and registration of related trademarks. We file copyrights regarding our proprietary designs and editorial content on a regular basis. We regard our rights in and to our trademarks and materials as valuable assets in the marketing of our products and vigorously seek to protect them against infringement and denigration by third parties. We own and license the rights to many of these marks pursuant to an agreement between us and Ms. Stewart, which is described under Item 13 of this Report.

Available Information

Our website can be found on the Internet at www.marthastewart.com. The website, in addition to the offerings described under Internet/Direct Commerce, contains information about us and our operations. Our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as certain of our other filings with the Securities and Exchange Commission, can be viewed and downloaded free of charge as soon as reasonably practicable after they have been filed with the SEC by accessing marthastewart.com and clicking on Investor Relations and SEC Filings.

Item 2 *Properties*

Information concerning the location, use and approximate square footage of our principal facilities, all of which are leased, is set forth below:

Location	*Use*	*Approximate Area in Square Feet*
11 West 42nd Street, New York, New York	Principal executive and administrative offices; publishing offices; and sales offices	73,383
19 Newtown Turnpike, Westport, Connecticut	Executive and administrative offices for Television; including the television studio and production facilities; and sales offices for Television	30,523
601 West 26th Street, New York, New York	Internet development studio, product design facilities, photography studio, test kitchens and prop storage	149,421

The leases for these offices and facilities expire between June 2006 and June 2012, and some of these leases are subject to our renewal. We anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms.

We also lease the right to use various properties owned by Martha Stewart for our editorial, creative and product development processes. These living laboratories allow us to experiment with new designs and new products, such as garden layouts, and help generate ideas for new content available to all of our media outlets. The terms of this location rental agreement are described in Item 13 of this Report.

We believe that our existing facilities are well maintained and in good operating condition.

Item 3. ***Legal Proceedings***

On February 3, 2003, the Company was named as a defendant in a Consolidated and Amended Class Action Complaint (the "Consolidated Complaint"), filed in the United States District Court for the Southern District of New York, by plaintiffs purporting to represent a class of persons who purchased common stock in the Company between January 8, 2002 and October 2, 2002. *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation,* 02-CV-6273 (JES). The Consolidated Complaint also names Martha Stewart and seven of the Company's other officers (Gregory R. Blatt, Dora Braschi Cardinale, Sharon L. Patrick, Margaret Roach, Suzanne Sobel, Lauren Podlach Stanich, and Gael Towey (collectively, the "Individual Defendants")) as defendants. The action consolidates seven class actions previously filed in the Southern District of New York: *Semon v. Martha Stewart Living Omnimedia, Inc.* (filed August 6, 2002), *Rosen v. Martha Stewart Living Omnimedia, Inc.* (filed August 21, 2002), *MacKinnon v. Martha Stewart Living Omnimedia, Inc.* (filed August 30, 2002), *Crnkovich v. Martha Stewart Living Omnimedia, Inc.* (filed September 4, 2002), *Rahilly v. Martha Stewart Living Omnimedia, Inc.* (filed September 6, 2002), *Steele v. Martha Stewart Living Omnimedia, Inc.* (filed September 13, 2002), and *Hackbarth v. Martha Stewart Living Omnimedia, Inc.* (filed September 18, 2002). The claims in the Consolidated Complaint arise out of Ms. Stewart's sale of 3,928 shares of ImClone Systems stock on December 27, 2001. The plaintiffs assert violations of Sections 10(b) (and rules promulgated thereunder), 20(a) and 20A of the Securities Exchange Act of 1934. The plaintiffs allege that MSO, Ms. Stewart and the Individual Defendants made statements about Ms. Stewart's sale that were materially false and misleading. The plaintiffs allege that as a result of these false and misleading statements, the market price of the Company's stock was inflated during the putative class periods and dropped after the alleged falsity of the statements became public. The plaintiffs further allege that the Individual Defendants traded MSO stock while in possession of material non-public information. The Consolidated Complaint seeks certification as a class action, damages, attorney's fees and costs, and further relief as determined by the court.

The Company has also been named as a nominal defendant in four derivative actions, all of which name Ms. Stewart as a defendant: *In re Martha Stewart Living Omnimedia, Inc. Shareholder Derivative Litigation,* filed on December 19, 2002 in New York State Supreme Court; *Beam v. Stewart,* initially filed on August 15, 2002 and amended on September 6, 2002, in Delaware Chancery Court; *Acosta v. Stewart,* filed on October 10, 2002 in the U.S. District Court for the Southern District of New York; and *Richards v. Stewart,* filed on November 1, 2002 in Connecticut Superior Court. The Company's present directors and former director, John Doerr, are also named as defendants in *Beam.* The Company's present directors, Mr. Doerr, five of the Company's other officers (Mr. Blatt, Ms. Cardinale, Ms. Roach, Ms. Sobel, and Ms. Towey), and Kleiner Perkins Caufield & Byers are also named as defendants in *Richards. In re Martha Stewart Living Omnimedia, Inc. Shareholder Derivative Litigation* consolidates three previous derivative complaints filed in New York State Supreme Court and Delaware Chancery Court: *Beck v. Stewart,* filed on August 13, 2002 in New York State Supreme Court, *Kramer v. Stewart,* filed on August 20, 2002 in New York State Supreme Court and *Alexis v. Stewart,* filed on October 3, 2002 in Delaware Chancery Court.

All four derivative actions allege that Ms. Stewart breached her fiduciary duties to the Company by engaging in insider trading in ImClone stock and making false and misleading statements about such trading. The plaintiffs allege that these actions have diminished Ms. Stewart's reputation and injured the Company through lost revenues, loss of reputation and good will, decreased stock price, and increased costs. The plaintiff in *Beam* further alleges that (i) Ms. Stewart's actions have jeopardized the Company's intellectual property; (ii) the directors breached their fiduciary duties by failing to monitor Ms. Stewart's affairs to ensure she did not harm the Company; (iii) Ms. Stewart and the other directors breached their fiduciary duties by failing to address the impropriety of the Company's payment of split dollar insurance premiums; and (iv) Ms. Stewart and Mr. Doerr usurped corporate opportunities by selling personally-owned Company stock to an investment firm without first presenting the Company with the opportunity to sell its stock to the firm. The plaintiffs in the Shareholder Derivative Litigation also allege that Ms. Stewart breached the terms of her employment agreement with the Company. The plaintiff in *Richards* further alleges (i) intentional breach of fiduciary duty by, among other things, acting in reckless disregard of, and failing to prevent,

Ms. Stewart's insider trading in ImClone stock, violating federal securities laws by selling Company stock while in possession of material, non-public information, misuse of corporate information, and gross mismanagement of the Company; (ii) negligent breach of fiduciary duty; (iii) abuse of control; (iv) constructive fraud; (v) gross mismanagement; and (vi) waste.

The derivative actions seek damages in favor of the Company, attorneys' fees and costs, and further relief as determined by the court. Certain of the complaints also seek declaratory relief. The plaintiffs in the Shareholder Derivative Litigation further seek the creation of a committee or other administrative mechanism to address the alleged "corporate governance" issues raised in the complaints and to protect the Company's "cornerstone assets." The plaintiff in *Richards* further seeks injunctive relief in the form of attachment or other restriction of the proceeds of defendants' trading activities or other assets.

The Company has moved to dismiss (i) the Consolidated Complaint, (ii) the *Beam* complaint, and (iii) Shareholder Derivative Litigation complaint. The *Richards* action has been stayed pending resolution of the *Beam* motion to dismiss.

While still in their early stages, we believe the Company has substantial defenses to these actions.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our security holders during the fourth quarter of our fiscal year ending December 31, 2002.

PART II

Item 5. *Markets for Registrant's Common Equity and Related Stockholder Matters*

Securities Matters

Our Class A Common Stock is listed and traded on The New York Stock Exchange. Our Class B Common Stock is not listed or traded on any exchange, but is convertible into Class A Common Stock at the option of its owner on a share-for-share basis.

	Q1 2001	*Q2 2001*	*Q3 2001*	*Q4 2001*	*Q1 2002*	*Q2 2002*	*Q3 2002*	*Q4 2002*
High Sales Price...	$27.56	$23.10	$23.50	$19.52	$20.93	$19.95	$12.75	$12.30
Low Sales Price...	$17.11	$15.12	$12.10	$13.49	$14.19	$9.60	$6.29	$5.26

As of March 26, 2003, there were 5,548 record holders of our Class A Common Stock and one record holder of our Class B Common Stock.

We have not paid any dividends on our common stock. We do not intend to pay dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

Plan category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights*	*Weighted-average exercise price of outstanding options, warrants and rights*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))*
	(a)	(b)	(c)
Equity compensation plans approved by security holders......	9,142,032	$ 14.94	1,263,167(1)
Equity compensation plans not approved by security holders......	0	0	0
Total......	9,142,032	$ 14.94	1,263,167(1)

(1) 1,014,020 of these shares, which are available for issuance under the Martha Stewart Living Omnimedia, Inc. 1999 Stock Incentive Plan, may be issued in connection with performance unit awards, restricted stock awards and other forms of equity based compensation, in addition to stock options and stock appreciation rights.

Item 6. *Selected Financial Data*
The information required by this Item is set forth on page F-2 of this Report.

Item 7. *Management's Discussion and Analysis of Financial Conditions and Results of Operations*
The information required by this Item is set forth on pages F-3 through F-8 of this Report.

Item 7A. *Quantitative and Qualitative Disclosure about Market Risk*
None

Item 8. *Financial Statements and Supplementary Data*
The information required by this Item is set forth on pages F-9 through F-28 of this Report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*
None

PART III

Item 10. *Directors and Executive Officers of the Registrant*
The information required by this Item is set forth in our Proxy Statement for our annual meeting of stockholders scheduled to be held on June 3, 2003 (our "Proxy Statement") under the captions "ELECTION OF DIRECTORS —Information Concerning Nominees," "INFORMATION CONCERNING EXECUTIVE OFFICERS," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" and is hereby incorporated herein by reference.

Item 11. *Executive Compensation*
The information required by this Item is set forth in our Proxy Statement under the captions "COMPENSATION OF OUTSIDE DIRECTORS," "EXECUTIVE COMPENSATION," "EMPLOYMENT AND SEVERANCE ARRANGEMENTS," "EQUITY COMPENSATION PLANS," and "COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE REPORT ON EXECUTIVE COMPENSATION," and is hereby incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*
The information required by this Item is set forth in our Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and is hereby incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*
The information required by this Item is set forth in our Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS" and is hereby incorporated herein by reference.

Item 14. *Controls and Procedures*
Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) 1. See page F-1 of this Report.

2. See page F-1 of this Report.

3.

Exhibit Number		*Exhibit Title*
3.1	—	Martha Stewart Living Omnimedia, Inc.'s Certificate of Incorporation (incorporated by reference to our Registration Statement on Form S-1, File Number 333-84001 (the "Registration Statement")).
3.2	—	Martha Stewart Living Omnimedia, Inc.'s By-Laws (incorporated by reference to the Registration Statement).
10.1	—	Form of Stockholders' Agreement (incorporated by reference to the Registration Statement).
10.2	—	1999 Stock Incentive Plan (incorporated by reference to the Registration Statement).†
10.2.1	—	Amendment Number 1 to 1999 Stock Incentive Plan, dated as of March 9, 2000 (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, File Number 001-15395 (the "1999 10-K")).†
10.2.2	—	Amendment Number 2 to 1999 Stock Incentive Plan, dated as of May 11, 2000 (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File Number 001-15395 (the "June 2000 10-Q")).†
10.3	—	1999 Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the Registration Statement).†
10.4	—	Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (incorporated by reference to the Registration Statement).†
10.5	—	Form of Employment Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the Registration Statement).†
10.6	—	Form of Intellectual Property License and Preservation Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the Registration Statement).
10.7	—	Form of Location Rental Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the Registration Statement).
10.7.1	—	Amendment, dated as of January 1, 2003, to Location Rental Agreement, dated as of October 22, 1999, by and between, Martha Stewart Living Omnimedia, Inc. and Martha Stewart.
10.8	—	Lease, dated as of September 24, 1992, between Tishman Speyer Silverstein Partnership and Time Publishing Ventures, Inc., as amended by First Amendment of Lease dated as of September 24, 1994 between 11 West 42 Limited Partnership and Time Publishing Ventures, Inc. (incorporated by reference to the Registration Statement).

Exhibit Number	*Exhibit Title*
10.9	— Lease, dated as of March 31, 1998, between 11 West 42 Limited Partnership and Martha Stewart Living Omnimedia LLC (incorporated by reference to the Registration Statement).
10.10	— Lease, dated August 20, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC (incorporated by reference to the Registration Statement).
10.10.1	— First Lease Modification Agreement, dated December 24, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to the 1999 10-K).
10.11	— Lease, dated as of October 1, 2000, between Newtown Group Properties Limited Partnership and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, File Number 001-15395 (the "June 2001 10-Q")).
10.12	— License Agreement, dated June 21, 2001 by and between Kmart Corporation and MSO IP Holdings, Inc. (incorporated by reference to the June 2001 10-Q).
10.14.1	— Split-Dollar Life Insurance Agreement, dated February 28, 2001, by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2000, File Number 001-15395 (the "2000 10-K")).†
10.14.2	— Amendment, dated January 28, 2002, to Split-Dollar Life Insurance Agreement, dated February 28, 2001, by and between Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, File Number 001-15395 (the "2001 10-K")).†
10.14.3	— Amendment, dated as of January 1, 2003, to Split-Dollar Life Insurance Agreement, dated February 28, 2001, as amended, by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership.
10.15	— Investment Agreement, dated as of January 8, 2002, by and among Martha Stewart Living Omnimedia, Inc., The Martha Stewart Family Limited Partnership, L.P., ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd (incorporated by reference to the 2001 10-K).
10.16	— Martha Stewart Living Omnimedia, Inc. 2002 Executive Severance Pay Plan. (incorporated by reference to our Quarterly Report on form 10-Q for the quarter ended September 30, 2002, File Number 001-15395)†
10.17	— Martha Stewart Living Omnimedia, Inc. 2002 Performance-Based Executive Bonus Plan.†
21.0	— List of Subsidiaries.
99.1	— Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).

† Indicates management contracts and compensatory plans.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTHA STEWART LIVING OMNIMEDIA, INC.

By: ______________________

Name: Martha Stewart

Title: *Chairman of the Board and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	*Title*
Martha Stewart	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Sharon Patrick	President, Chief Operating Officer and Director
James Follo	Chief Financial Officer (Principal Financial and Accounting Officer)
Arthur C. Martinez	Director
Darla D. Moore	Director
Naomi O. Seligman	Director
Jeffrey W. Ubben	Director

Each of the above signatures is affixed as of March 28, 2003.

CERTIFICATIONS

I, Martha Stewart, certify that:

1. I have reviewed this annual report on Form 10-K of Martha Stewart Living Omnimedia, Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

Chairman and Chief Executive Officer

I, James Follo, certify that:

1. I have reviewed this annual report on Form 10-K of Martha Stewart Living Omnimedia, Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c.) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

Chief Financial Officer

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND OTHER FINANCIAL INFORMATION

SELECTED FINANCIAL DATA
Five Years Ended December 31, 2002
(in thousands except per share data)

	2002	2001[1]	2000	1999	1998
INCOME STATEMENT DATA					
REVENUES					
Publishing	$ 182,600	$ 177,422	$ 175,774	$ 142,993	$ 124,172
Television	26,680	29,522	32,464	30,590	23,351
Merchandising	48,896	35,572	24,345	20,200	15,004
Internet/Direct commerce	36,873	46,094	49,739	36,004	14,673
Total revenues	295,049	288,610	282,322	229,787	177,200
Operating income	19,993	37,064	31,707	22,322	27,385
Income from continuing operations	13,314	23,615	21,278	25,569	23,806
Loss from discontinued operations	(2,909)	(1,709)	—	—	—
Cumulative effect of accounting change	(3,137)	—	—	—	—
Net income	7,268	21,906	21,278	25,569	23,806
Pro forma net income[2]	$ 7,268	$ 21,906	$ 21,278	$ 11,692	$ 12,989
PER SHARE DATA					
Earnings per share:					
Basic—Income from continuing operations	$ 0.27	$ 0.49	$ 0.44		
Basic—Loss from discontinued operations	(0.06)	(0.04)	—		
Basic—Cumulative effect of accounting change	(0.06)	—	—		
Basic — Net income	$ 0.15	$ 0.45	$ 0.44		
Diluted—Income from continuing operations	$ 0.27	$ 0.48	$ 0.43		
Diluted—Loss from discontinued operations	(0.06)	(0.03)	—		
Diluted—Cumulative effect of accounting change	(0.06)	—	—		
Diluted—Net income	$ 0.15	$ 0.45	$ 0.43		
Weighted average common shares outstanding					
Basic	49,250	48,639	48,678		
Diluted	49,343	49,039	49,623		
FINANCIAL POSITION					
Cash and cash equivalents	$ 131,664	$ 68,076	$ 80,320	$ 58,654	$ 24,578
Short-term investments	47,286	73,086	47,105	96,095	—
Total assets	324,542	311,621	297,414	281,771	125,372
Long-term debt	—	—	—	—	27,650
Shareholders' equity	236,635	222,192	196,116	199,402	36,815
OTHER FINANCIAL DATA					
Cash flow provided by operating activities	$ 38,042	$ 19,389	$ 39,538	$ 28,304	$ 17,524
Cash flow provided by (used in) investing activities	21,493	(34,040)	10,922	(102,393)	(341)
Cash flow provided by (used in) financing activities	4,053	2,407	(28,794)	108,165	(2,576)

1. 2001 has been restated to reflect the results of The Wedding List as a discontinued operation.

2. Pro forma net income reflects the income taxes that would have been recorded had the Company been a "C" Corporation for the years 1998 and 1999. In October 1999, the Company converted from a Limited Liability Company to a "C" Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2002, to Year Ended December 31, 2001

REVENUES Total revenues increased $6.4 million, or 2.2%, to $295.0 million for the year ended December 31, 2002, from $288.6 million for the year ended December 31, 2001. Publishing revenues increased $5.2 million, or 2.9%, to $182.6 million for the year ended December 31, 2002, from $177.4 million for the year ended December 31, 2001. In Publishing, advertising revenue increased $3.5 million as a result of higher advertising pages and rates in Martha Stewart Living magazine of $6.8 million, partially offset by lower advertising revenue of $3.6 million from our special interest publications due to lower advertising rates primarily attributable to a reduction in single advertiser sponsorship. Circulation revenue increased $0.8 million for the year ended December 31, 2002, primarily as a result of increased newsstand revenue from Martha Stewart Weddings and special interest publications of $1.6 million, partially offset by lower newsstand revenues from Martha Stewart Living magazine of $0.3 million. In 2002 and 2001, Martha Stewart Living magazine was published twelve times annually, Martha Stewart Weddings was published four times annually and the Company published seven special interest publications in each year. Television revenues decreased $2.8 million, or 9.6%, to $26.7 million for the year ended December 31, 2002, from $29.5 million for the year ended December 31, 2001. The decrease is due primarily to the absence of a holiday special in December 2002, which accounted for $2.9 million of the decline, as well as lower advertising revenues of $2.3 million resulting from lower advertising rates and lower ratings from our syndicated daily program. Additionally, the loss of the company's airtime on CBS The Early Show contributed an additional $0.4 million decline. This reduction was partially offset by higher cable revenue of $2.0 million primarily due to new cable television programming, and higher license fees from the syndicated show of $0.5 million. Merchandising revenues increased $13.3 million, or 37.5%, to $48.9 million for the year ended December 31, 2002, from $35.6 million for the year ended December 31, 2001, primarily as a result of an increase in royalty rate under our new agreement with Kmart Corporation, effective August 1, 2001, and revenues received from new product introductions, partially offset by Kmart store closures and lower year-over-year comp store sales trends. The royalty rate under our agreement with Kmart increased on August 1, 2001, February 1, 2002, and again on February 1, 2003. Because of a change, effective August 1, 2001, in the manner in which our royalty is calculated, from product cost basis to retail sales basis, precise quantification of the impact of the increased royalty rate is not practicable. Kmart is currently operating under Chapter 11 of the Federal Bankruptcy Code. In 2002 Kmart closed 283 stores and in January 2003 announced the closing of an additional 317 stores. As a result of Kmart store closings and recent Kmart sales trends, we currently expect our royalties earned under our agreement with Kmart to be below the minimum contractual amount for the full year 2003. Internet/Direct Commerce revenues decreased $9.2 million, or 20.0%, to $36.9 million for the year ended December 31, 2002, from $46.1 million for the year ended December 31, 2001, due primarily to decreased revenue from product sales of $8.4 million, resulting from lower catalog circulation, internet site traffic and overall lower customer demand for product offerings.

PRODUCTION, DISTRIBUTION AND EDITORIAL Production, distribution and editorial expenses increased $6.0 million, or 3.8%, to $162.2 million for the year ended December 31, 2002, from $156.2 million for the year ended December 31, 2001. Publishing segment costs increased $4.0 million reflecting higher compensation costs of $2.7 million, increased magazine distribution costs of $1.8 million, due to both higher postal rates and larger book size, and higher printing costs of $1.2 million. These increases were partially offset by lower paper costs of $1.2 million primarily due to lower paper prices. Television costs decreased $3.2 million, or 15.6%, due primarily to lower distribution fees of $1.4 million, primarily related to the absence of a holiday special in 2002, and lower program production costs of $1.8 million, primarily relating to the absence of a holiday special in 2002 and lower production costs recognized in the period due to the amortization effect of signing a new cable licensing arrangement. Merchandising costs increased $8.5 million, principally due to the elimination of certain cost reimbursements of $6.1 million from Kmart Corporation as part of our new agreement, which commenced in August 2001, as well as to costs related to the development and launch of our new Martha Stewart Signature product lines. Internet/Direct Commerce costs decreased $3.3 million primarily due to lower cost of goods sold of $1.6 million, resulting from lower product sales, lower catalog production and distribution costs of $0.9 million, resulting from lower catalog circulation, and lower product fulfillment costs of $0.6 million. Gross margin on product sales declined in 2002 as a result of higher levels of discounted inventory disposition.

SELLING AND PROMOTION Selling and promotion expenses increased $3.0 million, or 7.4%, to $43.9 million for the year ended December 31, 2002, from $40.8 million for the year ended December 31, 2001. Publishing segment costs increased $4.7 million, or 13.4%, resulting primarily from higher circulation acquisition and renewal costs of $2.8 million, higher compensation costs of $1.4 million, and higher bad debt expense of $0.6 million. Internet/Direct Commerce segment costs decreased $2.0 million, resulting primarily from lower advertising and promotion expense.

GENERAL AND ADMINISTRATIVE General and administrative expenses increased $7.5 million, or 17.9%, to $49.7 million for the year ended December 31, 2002, from $42.1 million for the year ended December 31, 2001. The increase is a result of higher expenses of $4.4 million of legal, corporate communication and other expenses primarily resulting from corporate matters associated with various investigations related to a personal stock sale by the Company's Chairman and Chief Executive Officer and higher incentive compensation of $1.5 million. In addition, the elimination of the Kmart expense reimbursement in August 2001 was responsible for $1.4 million of the increase.

DEPRECIATION AND AMORTIZATION Depreciation and amortization increased $2.5 million, or 26.7%, to $11.6 million for the year ended December 31, 2002, from $9.2 million for the year ended December 31, 2001. The increase is primarily due to increased depreciation of our new website which we launched in November 2001.

AMORTIZATION OF INTANGIBLE ASSETS Commencing January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets". Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to an annual assessment for impairment by applying a fair-value based test. Accordingly, there is no expense in the current period for the amortization of goodwill. If this standard had been in effect for the prior year's period, amortization expense would have been $2.9 million lower (an impact of $.06 on an earnings per share basis).

RESTRUCTURING CHARGE Restructuring charges of $7.7 million include an asset impairment charge of $6.1 million related to the Company's website, and a $1.6 million charge to increase the Company's inventory valuation allowances. These charges were taken in contemplation of a restructuring plan which will be implemented beginning in the first quarter of 2003 to downsize the operations of the Internet/Direct Commerce business segment in order to achieve improved operating results.

INTEREST INCOME, NET Interest income, net, was $2.1 million for the year ended December 31, 2002, compared with $3.9 million for the year ended December 31, 2001. Higher average cash balances throughout the year were more than offset by lower interest yields.

INCOME TAX PROVISION Income tax provision for the year ended December 31, 2002, was $8.8 million, representing a 39.8% effective income tax rate as compared with $17.3 million and an effective rate of 42.3% for the year ended December 31, 2001. The effective income tax rate in 2002 reflects the elimination of non-deductible goodwill amortization and lower effective state income tax rates relative to the 2001 period.

LOSS FROM DISCONTINUED OPERATIONS Loss from discontinued operations was $2.9 million for the year ended December 31, 2002, compared to $1.7 million from the same operations for the year ended December 31, 2001. Discontinued operations represent the operations of the Wedding List, which the Company decided to discontinue in 2002. The 2002 amount reflects the write-offs of fixed assets of $0.6 million, the accrual of future net lease costs of $0.7 million, inventory write down of $0.4 million and losses from operations of $3.1 million offset by tax benefits of $1.9 million.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE As part of the implementation of Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets", the Company completed the initial impairment tests in the second quarter of 2002 which resulted in a charge of approximately $5 million ($3.1 million after taxes) to reduce the carrying value of its goodwill related to the Internet/Direct Commerce segment attributable to its 2001 acquisition of The Wedding List. The remaining intangible assets represent goodwill of the Publishing segment and its fair value exceeds the carrying value. The company will be performing its annual impairment review during the fourth quarter of each year.

NET INCOME Net income was $7.3 million for the year ended December 31, 2002, compared to net income of $21.9 million for the year ended December 31, 2001, as a result of the above mentioned factors.

Comparison of Year Ended December 31, 2001, to Year Ended December 31, 2000

REVENUES Total revenues increased $6.3 million, or 2.2%, to $288.6 million for the year ended December 31, 2001, from $282.3 million for the year ended December 31, 2000. Publishing revenues increased $1.6 million, or 0.9%, to $177.4 million for the year ended December 31, 2001, from $175.8 million for the year ended December 31, 2000. Circulation revenues increased $3.3 million, slightly offset by advertising revenue decreases of $1.5 million for the year ended December 31, 2001. Circulation increases primarily resulted from the increased frequency of Martha Stewart Living magazine, as well as increased circulation revenues from special interest publications. Martha Stewart Living magazine was published 12 times in 2001, compared with eleven times in 2000. In 2001, the Company published seven special interest publications compared with three special interest publications in 2000. Advertising revenues decreased primarily as a result of a lower number of advertising pages sold in Martha Stewart Living magazine, partially offset by increases from the special interest publications. Television revenues decreased $2.9 million, or 9%, to $29.5 million for the year ended December 31, 2001, from $32.5 million for the year ended December 31, 2000. The decrease is due primarily to reduced advertising revenues resulting from lower industry-wide advertising rates and lower ratings from our syndicated daily program. Merchandising revenues increased $11.3 million, or 46%, to $35.6 million for the year ended December 31, 2001, from $24.3 million for the year ended December 31, 2000, primarily as a result of revenues received from new product introductions in 2001 and an increase in royalty rate under our new agreement with Kmart Corporation, effective August 1, 2001. Internet/Direct Commerce revenues decreased $3.6 million, or 7.3%, to $46.1 million for the year ended December 31, 2001, from $49.7 million for the year ended December 31, 2000, due primarily to decreased advertising revenues of $2.7 million and lower increased merchandise sales of $1.0 million.

PRODUCTION, DISTRIBUTION AND EDITORIAL Production, distribution and editorial expenses decreased $1.2 million, or 0.8%, to $156.2 million for the year ended December 31, 2001, from $157.4 million for the year ended December 31, 2000. Publishing segment costs increased $3.6 million, reflecting the increased number of issues produced in 2001. Merchandising costs increased $3.2 million due to the elimination of cost reimbursements from Kmart Corporation as part of the new Kmart agreement. Internet/Direct Commerce costs decreased $7.4 million primarily due to a reduction in catalog production and distribution costs of approximately $4.5 million due to lower catalog circulation and reductions in outside consulting fees of approximately $2.3 million.

SELLING AND PROMOTION Selling and promotion expenses decreased $1.8 million, or 4.2%, to $40.8 million for the year ended December 31, 2001, from $42.6 million for the year ended December 31, 2000. Publishing segment costs decreased $2.2 million, resulting primarily from reduced circulation costs.

GENERAL AND ADMINISTRATIVE General and administrative expenses increased $0.7 million, or 1.6%, to $42.1 million for the year ended December 31, 2001, from $41.5 million for the year ended December 31, 2000. The higher expenses were incurred primarily as a result of higher occupancy costs related to an additional office facility, which we began occupying in December 2000.

DEPRECIATION AND AMORTIZATION Depreciation and amortization increased $3.0 million, or 49.5%, to $9.2 million for the year ended December 31, 2001, from $6.1 million for the year ended December 31, 2000. The increase is primarily attributable to depreciation from our higher levels of property and equipment associated with the additional facility.

AMORTIZATION OF INTANGIBLE ASSETS Amortization of intangible assets increased $0.2 million, or 8.0%, to $3.2 million for the year ended December 31, 2001, from $3.0 million for the year ended December 31, 2000.

INTEREST INCOME, NET Interest income, net, was $3.9 million for the year ended December 31, 2001, compared with $5.6 million for the year ended December 31, 2000. Interest income for the year ended December 31, 2001, resulted from lower interest rates applied to slightly higher average cash balances.

INCOME TAX PROVISION Income tax provision for the year ended December 31, 2001, was $17.3 million, representing a 42.3% effective income tax rate as compared with $16.0 million and an effective rate of 42.9% for the year ended December 31, 2000. The reduced rate during 2001 was attributable primarily to lower state income taxes.

LOSS FROM DISCONTINUED OPERATIONS Loss from discontinued operations was $1.7 million for the year ended December 31, 2001. No such amounts existed in the prior year as the acquisition of The Wedding List was completed in March of 2001.

NET INCOME Net income was $21.9 million for the year ended December 31, 2001, compared with net income of $21.3 million for the year ended December 31, 2000, as a result of the above mentioned factors.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $131.7 million and $68.1 million and short-term investments were $73.1 million and $47.3 million at December 31, 2002 and 2001, respectively.

Cash flows from operating activities were $38.0 million, $19.4 million and $39.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. Cash flows from operating activities in 2002 resulted primarily from net income from continuing operations before cumulative effect of accounting change of $13.4 million, in addition to non cash charges totaling $16.3 million primarily related to depreciation and amortization of $11.6 million, and impairment related charges of $6.1 million, as well as $8.4 million of cash provided by changes in operating assets and liabilities. Cash provided by changes in operating assets and liabilities is primarily a result of decreases in accounts receivable, inventories, accounts payable and accrued liabilities and deferred subscription income. In 2001, cash flows from operating activities resulted primarily from net income from continuing operations of $23.6 million, in addition to non- cash charges totaling $12.9 million primarily related to depreciation and amortization, partially offset by cash used by changes in operating assets and liabilities. Cash used by changes in operating assets and liabilities in 2001 is primarily a result of decreased accounts payable and accrued liabilities and income taxes payable. In 2000, cash flows from operating activities resulted primarily from net income from continuing operations of $21.3 million, in addition to non-cash charges totaling $12.5 million primarily related to depreciation and amortization and tax benefits recognized from stock option exercises, as well as cash provided by changes in operating assets and liabilities. Cash provided by changes in operating assets and liabilities in 2000 primarily resulted from increased accounts receivable, inventories and accounts payable and accrued liabilities.

Cash flows provided by (used in) investing activities were $21.5 million, $(34.0) million and $10.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. Cash flows provided by investing activities in 2002 reflect increased short-term investments of $25.8 million, partially offset by capital expenditures of $4.3 million. Cash flows used in investing activities in 2001 reflect decreased short-term investments of $12.9 million, capital expenditures of $17.3 million, primarily for our website technology upgrade project and $3.9 million used to acquire The Wedding List. Cash flows provided by investing activities in 2000 reflects increased short-term investments of $35.7 million, partially offset by capital expenditures of $24.8 million primarily related to an additional office facility. We expect capital expenditures in 2003 to be less than $5.0 million.

Cash flows provided from (used in) financing activities were $4.1 million, $2.4 million and $(28.8) million for the years ended December 31, 2002, 2001 and 2000, respectively. Cash flows provided from financing activities in 2002 and 2001 was primarily due to proceeds received from exercise of stock options. Cash flows used in financing activities in 2000 resulted from the repurchase of 1.366 million shares of our Class A common stock for $32.5 million from Time Publishing Ventures, Inc., partially offset by $3.7 million received from the exercise of stock options.

We have a line of credit with Bank of America in the amount of $10 million, which is available to us for seasonal working capital requirements and general corporate purposes. As of December 31, 2002, we had no outstanding borrowings under this facility.

We believe that our available cash balances together with any cash generated from operations and any funds available under existing credit facilities will be sufficient to meet our operating and recurring cash needs for foreseeable periods. We have not paid dividends on our common stock and have no intention to pay any dividends in the foreseeable future.

The Company's commitments consist primarily of leases for office facilities under operating lease agreements. Future minimum payments under these leases are included in footnote 11 to the consolidated financial statements on page F-23.

SEASONALITY AND QUARTERLY FLUCTUATIONS

Several of our businesses can experience fluctuations in quarterly performance. For example, Martha Stewart Weddings is published four times annually: one issue in each of the second and third quarters and two issues in the fourth quarter. Additionally, the publication schedule of special interest publications can vary from quarter to quarter. Revenue and income from operations for the Television segment have historically tended to be higher in the fourth quarter due primarily to the broadcast of a holiday prime-time television special, however, no such special aired in 2002. Internet/Direct Commerce revenues have tended to be higher in the fourth quarter due to increased catalog circulation and consumer spending during that period. Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches and the seasonality of certain product lines.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, long-lived assets and accrued losses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies, the following may involve the highest degree of judgment and complexity.

Revenue Recognition

Revenues are recognized when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances. Newsstand revenues in our Publishing segment and product sales in our Internet/Direct Commerce segment are recognized based upon assumptions with respect to future returns. The Company bases its estimates on historical experience and current market conditions. Reserves are adjusted regularly based upon actual results. We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Receivables for royalties in our merchandising business are accrued on a monthly basis and payment is made by our strategic partners on a quarterly basis. With respect to Kmart, following Kmart's assumption of our contract in March 2002, we continue to expect to be paid on a quarterly schedule and have made no provision for any deviation as a result of Kmart's bankruptcy proceedings.

Inventory

Inventory, consisting of paper and product merchandise, is stated at the lower of cost or market. The Company has recorded a reserve for excess and obsolete product inventory, reducing inventory from cost to estimated market value, based upon historical experience and current market conditions. The reserve is adjusted regularly based upon actual results.

Television Production Costs

Television production costs are capitalized and amortized based upon estimated of future revenues to be received for the applicable television product. The Company bases its estimates on existing contracts for programs, historical advertising rates and ratings as well as market conditions. Estimated future revenues are adjusted regularly based upon actual results and changes in market and other conditions.

Long Lived Assets

We review the carrying values of our long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge.

The Company has invested a total amount of approximately $16.3 million in the development of its website through December 31, 2002. In the fourth quarter of 2002, as a result of a plan to scale down certain operations within our Internet/Direct Commerce segment, the Company recorded an impairment charge of $6.1 million against the cost of the website.

TRENDS AND UNCERTAINTIES

The United States Attorney's office and the Securities and Exchange Commission are investigating the sale of shares of stock owned in another company, ImClone Systems, by Martha Stewart, our Chairman and Chief Executive Officer, and certain related matters. Because our principal brand labels are closely associated with Ms. Stewart, we have seen, and expect to continue to see, negative impacts on our business as a result of the uncertainty surrounding these ongoing investigations and associated negative publicity. Although it is difficult to quantify with any precision, we believe that, to date, the uncertainty and publicity surrounding these investigations have contributed to the following trends and uncertainties in our business: a more challenging environment for the distribution of our Martha Stewart Living television program for the season beginning in September 2003; a decline in the circulation results of our magazines; a decrease in advertising revenues and a general uncertainty in our advertising sales prospects; a softness in response rates in our direct commerce business; slower than expected distribution of our new Martha Stewart Signature floorcovering line; and a slowdown in new business development and new partner initiatives. While we believe that a positive resolution to these investigations would have a positive impact on our business, and a negative resolution would have a negative impact on our business, we are unable to predict with any certainty the extent to which our business would be impacted in either event. In addition, the Company is incurring additional expenses, principally relating to corporate communications and corporate professional fees, associated with the ongoing investigations and related litigation.

Our Merchandising segment is highly dependent on Kmart Corporation, which is currently involved in a reorganization proceeding under Chapter 11 of the United States Bankruptcy Code. To the extent that Kmart is unable to emerge from bankruptcy, we would need to secure alternative domestic distribution for our Martha Stewart Everyday product lines. If such distribution of our products were not secured on comparable terms it would have a material adverse effect on our results of operations.

In March 2003, we commenced a restructuring of our Internet/Direct Commerce segment. We expect to see this restructuring result in decreased revenues, costs and operating losses from this segment beginning in the second half of 2003, although we cannot predict with certainty the extent and timing of these decreases.

REPORT OF INDEPENDENT PUBLIC AUDITORS

To the Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.

We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits. The consolidated statements of income and cash flows and the financial statement schedule of Martha Stewart Living Omnimedia, Inc. for the year ended December 31, 2000 were audited by other auditors who have ceased operations and whose report dated February 2, 2001 expressed an unqualified opinion on those financial statements before the restatement adjustments and transitional disclosures described in Note 2.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martha Stewart Living Omnimedia, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed above, the consolidated statements of income and cash flows of Martha Stewart Living Omnimedia, Inc. for the year ended December 31, 2000, were audited by other auditors who have ceased operations. As described in Note 2, the Company restated the prior period income statement classification to conform with Emerging Issues Task Force Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." We audited the adjustments described in Note 2 that were applied to restate the 2000 statement of income. In our opinion, such adjustments are appropriate and have been properly applied. Additionally, as described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards Statement No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2000 in Note 2 with respect to such transitional disclosures are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 consolidated income statement and cash flows of the Company other than with respect to such adjustments and transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 statements of income and cash flows taken as a whole.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2002, Martha Stewart Living Omnimedia, Inc and Subsidiaries adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Ernst & Young

ERNST & YOUNG LLP
New York, New York
March 28, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the filing of our Annual Report on Form 10-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K. The financial statements and schedule for the year ended December 31, 2000, referred to in the report below, can be found on pages F-11 through F-29 in this Annual Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.

We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements and the schedule referred to below included on pages F-8 through F-26, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martha Stewart Living Omnimedia, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP
New York, New York
February 2, 2001

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2002, 2001 and 2000
(In thousands except per share data)

	2002	2001	2000
REVENUES			
Publishing	$ 182,600	$ 177,422	$ 175,774
Television	26,680	29,522	32,464
Merchandising	48,896	35,572	24,345
Internet/direct commerce	36,873	46,094	49,739
Total revenues	295,049	288,610	282,322
OPERATING COSTS AND EXPENSES			
Production, distribution and editorial	162,197	156,213	157,442
Selling and promotion	43,870	40,849	42,630
General and administrative	49,666	42,118	41,453
Depreciation	11,631	9,179	6,140
Amortization of intangible assets	—	3,187	2,950
Restructuring charge	7,692	—	—
Total operating costs and expenses	275,056	251,546	250,615
OPERATING INCOME	19,993	37,064	31,707
Interest income, net	2,120	3,859	5,569
INCOME BEFORE INCOME TAXES	22,113	40,923	37,276
Income tax provision	8,799	17,308	15,998
INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE AND LOSS FROM DISCONTINUED OPERATIONS	13,314	23,615	21,278
Loss from discontinued operations, net of tax benefit of $1,939 in 2002 and $1,253 in 2001	(2,909)	(1,709)	—
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	10,405	21,906	21,278
Cumulative effect of accounting change, net of tax benefit of $2,015	(3,137)	—	—
NET INCOME	$ 7,268	$ 21,906	$ 21,278
EARNINGS PER SHARE			
Basic—Income from continuing operations	$ 0.27	$ 0.49	$ 0.44
Basic—Loss from discontinued operations	(0.06)	(0.04)	—
Basic—Cumulative effect of accounting change	(0.06)	—	—
Basic—Net income	$ 0.15	$ 0.45	$ 0.44
Diluted—Income from continuing operations	0.27	0.48	0.43
Diluted—Loss from discontinued operations	(0.06)	(0.03)	—
Diluted—Cumulative effect of accounting change	(0.06)	—	—
Diluted—Net income	$ 0.15	$ 0.45	$ 0.43
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	49,250	48,639	48,678
Diluted	49,343	49,039	49,623

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001
(In thousands except per share data)

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 131,664	$ 68,076
Short-term investments	47,286	73,086
Accounts receivable, net	37,796	45,629
Inventories, net	8,654	12,952
Deferred television production costs	4,179	3,627
Deferred income taxes	7,028	3,816
Other current assets	4,756	3,956
Total current assets	241,363	211,142
PROPERTY, PLANT AND EQUIPMENT, net	31,288	45,423
INTANGIBLE ASSETS, net	44,257	49,340
DEFERRED INCOME TAXES	2,827	1,251
OTHER NONCURRENT ASSETS	4,807	4,465
Total assets	$ 324,542	$ 311,621
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 40,517	$ 40,649
Accrued payroll and related costs	9,385	5,988
Income taxes payable	323	—
Current portion of deferred subscription income	24,932	28,724
Total current liabilities	75,157	75,361
DEFERRED SUBSCRIPTION INCOME	7,715	9,071
OTHER NONCURRENT LIABILITIES	5,035	4,997
Total liabilities	87,907	89,429
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Class A common stock, $.01 par value, 350,000 shares authorized: 19,342 and 15,160 shares issued in 2002 and 2001, respectively	194	152
Class B common stock, $.01 par value, 150,000 shares authorized: 30,295 and 33,619 shares outstanding in 2002 and 2001, respectively	303	336
Capital in excess of par value	181,629	173,470
Unamortized restricted stock	(993)	—
Retained earnings	56,277	49,009
	237,410	222,967
Less Class A treasury stock - 59 shares at cost	(775)	(775)
Total shareholders' equity	236,635	222,192
Total liabilities and shareholders' equity	$ 324,542	$ 311,621

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2002, 2001, and 2000

(In thousands)

	Class A Common Stock		*Class B Common Stock*		*Capital in Excess of Par Value*	*Unamortized Restricted Stock*	*Retained Earnings*	*Class A Treasury Stock*		*Total*
	Shares	*Amount*	*Shares*	*Amount*				*Shares*	*Amount*	
Balance at January 1, 2000	15,484	$ 155	34,127	$ 341	$ 193,081	—	$ 5,825	—	—	$ 199,402
Net Income	—	—	—	—	—	—	21,278	—	—	21,278
Issurance of shares for employee benefit plans and stock options	441	5	—	—	3,704	—	—	—	—	3,709
Repurchase of common stock	(1,366)	(14)	—	—	(32,489)	—	—	—	—	(32,503)
Shares returned on net treasury basis	—	—	(239)	(2)	2	—	—	—	—	—
Tax benefit from the exercise of stock options	—	—	—	—	4,230	—	—	—	—	4,230
Balance at December 31, 2000	14,559	146	33,888	339	168,528	—	27,103	—	—	196,116
Net Income	—	—	—	—	—	—	21,906	—	—	21,906
Conversion of shares	269	3	(269)	(3)	—	—	—	—	—	—
Issuance of shares for employee benefit plans and stock options	332	3	—	—	3,179	—	—	—	—	3,182
Repurchase of common stock	—	—	—	—	—	—	—	(59)	$ (775)	(775)
Tax benefit from the exercise of stock options	—	—	—	—	1,763	—	—	—	—	1,763
Balance at December 31, 2001	15,160	152	33,619	336	173,470	—	49,009	(59)	(775)	222,192
Net Income	—	—	—	—	—	—	7,268	—	—	7,268
Conversion of shares	3,324	33	(3,324)	(33)	—	—	—	—	—	—
Issuance of shares for employee benefit plans and stock options	673	7	—	—	4,046	—	—	—	—	4,053
Tax benefit from the exercise of stock options	—	—	—	—	2,861	—	—	—	—	2,861
Issuance of restricted stock	185	2	—	—	1,252	$(1,254)	—	—	—	—
Amortization of restricted stock	—	—	—	—	—	261	—	—	—	261
Balance at December 31, 2002	19,342	$ 194	30,295	$ 303	$ 181,629	$ (993)	$ 56,277	(59)	$ (775)	$ 236,635

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001, and 2000
(In thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 7,268	$ 21,906	$ 21,278
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change	5,040	—	—
Non-cash loss from discontinued operations	1,429	399	—
Restructuring charge	7,692	—	—
Depreciation	11,631	9,179	6,140
Amortization of intangible assets	—	3,187	2,950
Deferred income tax (benefit) expense	(4,788)	108	(860)
Tax benefit from stock option exercises	2,861	1,763	4,230
Amortization of restricted stock	261	—	—
Changes in operating assets and liabilities, net of acquisition			
Accounts receivable, net	7,833	3,424	(7,310)
Inventories	2,693	(3,242)	(3,270)
Other current assets	(756)	(2,163)	(196)
Deferred television production costs	(552)	322	(1,406)
Other noncurrent assets	(341)	(528)	(946)
Accounts payable and accrued liabilities	2,560	(11,993)	14,929
Income taxes payable	323	(2,590)	2,257
Deferred subscription income	(5,148)	400	2,410
Other noncurrent liabilities	36	(783)	(668)
	30,774	(2,517)	18,260
Net cash provided by operating activities	38,042	19,389	39,538
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(4,307)	(17,283)	(24,771)
Increase (decrease) in short-term investments	25,800	(12,885)	35,693
Acquisition of business	—	(3,872)	—
Net cash provided by (used in) investing activities	21,493	(34,040)	10,922
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from exercise of stock options	4,053	3,182	3,709
Repurchase of common stock	—	(775)	(32,503)
Net cash provided by (used in) financing activities	4,053	2,407	(28,794)
Net increase (decrease) in cash	63,588	(12,244)	21,666
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	68,076	80,320	58,654
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 131,664	$ 68,076	$ 80,320

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share data)

1 THE COMPANY

Martha Stewart Living Omnimedia, Inc. (together with its wholly owned subsidiaries, the "Company") is a leading creator of original "how to" content and related products for homemakers and other consumers. The Company's business segments are Publishing, Television, Merchandising and Internet/ Direct Commerce. The Publishing segment primarily consists of the Company's magazine operations, and also its book, radio and newspaper operations. The Television segment consists of the Company's television production operations that produce television programming that airs in syndication in the United States and on cable in the United States, Canada, Japan (and certain other international markets), as well as occasional prime-time specials. The Merchandising segment consists of the Company's operations related to the design of, and licensing of certain of the Company's trademarks in connection with, merchandise and related promotional and packaging materials that are distributed by the Company's retail and manufacturing partners in exchange for royalty income. The Internet/Direct Commerce segment comprises the Company's operations relating to Martha Stewart – The Catalog For Living (formerly known as Martha by Mail) and the website marthastewart.com.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash equivalents that mature within three months of the date of acquisition.

Short-term Investments

Short-term investments include investments that have maturity dates in excess of three months on the date of acquisition. Unrealized gains/losses were insignificant.

Revenue Recognition

Magazine advertising revenues are recorded upon release of magazines for sale to consumers and are stated net of agency commissions and cash and sales discounts. Allowances for estimated bad debts are provided based upon historical experience.

A proportionate share of magazine subscription revenue is recognized as magazines are shipped to subscribers.

Deferred subscription income results from advance payments for subscriptions received from subscribers and is amortized on a straight-line basis over the life of the subscription as issues are delivered.

Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales. Estimated returns are recorded based upon historical experience.

Television advertising revenues are recognized when the related commercial is aired and is recorded net of estimated reserves for television audience underdelivery. Royalties are recorded as earned in accordance with the specific terms of each agreement.

Product revenues are recognized upon shipment of goods to customers. Shipping and handling expenses are included in cost of goods sold. Estimated returns are recorded based on historical experience.

Television Production Costs

Television production costs are capitalized and amortized based on revenue earned as a percentage of total projected revenue for the applicable television product. If a total net loss is projected for a particular product, television production costs are written down to net realizable value.

Intangible Assets

Commencing January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to annual assessment for impairment by applying a fair-value based test. The Company completed the initial impairment test in the second quarter of 2002 which resulted in a charge of $5,039 ($3,137 net of income taxes) to reduce the carrying value of its

(In thousands except share and per share data)

goodwill related to The Wedding List. The remaining intangible assets of $44,257 represent gross carrying value of $59,009 of goodwill of the Publishing segment less related accumulated amortization of $14,752. Therefore, the Company anticipates no further goodwill amortization in the foreseeable future. The Company has performed its annual impairment review during the fourth quarter resulting in no further adjustment.

The 2001 and 2000 results on a historical basis do not reflect the provisions of SFAS No. 142. Had the Company adopted SFAS No. 142 on January 1, 2001 and 2000, the historical net income and basic and diluted net income per common share would have changed to the adjusted amounts indicated below for the twelve months ended:

	2002	2001	2000
Income from continuing operations before cumulative effect of accounting change and loss from discontinued operations, as reported	$ 13,314	$ 23,615	$ 21,278
Goodwill amortization	—	3,187	2,950
Adjusted income from continuing operations before cumulative effect of accounting change and loss from discontinued operations	13,314	26,802	24,228
Loss from discontinued operations	(2,909)	(1,709)	—
Income before cumulative effect of accounting change	10,405	25,093	24,228
Cumulative effect of accounting change	(3,137)	—	—
Adjusted net income	$ 7,268	$ 25,093	$ 24,228
Basic per share information:			
Income from continuing operations before cumulative effect of accounting change and loss from discontinued operations, as reported	$ 0.27	$ 0.49	$ 0.44
Goodwill amortization	—	0.07	0.06
Adjusted income from continuing operations before cumulative effect of accounting change and loss from discontinued operations	0.27	0.55	0.50
Loss from discontinued operations	(0.06)	(0.04)	—
Income before cumulative effect of accounting change	0.21	0.52	0.50
Cumulative effect of accounting change	(0.06)	—	—
Adjusted net income	$ 0.15	$ 0.52	$ 0.50
Diluted per share information:			
Income from continuing operations before cumulative effect of accounting change and loss from discontinued operations, as reported	$ 0.27	$ 0.48	$ 0.43
Goodwill amortization	—	0.06	0.06
Adjusted income from continuing operations before cumulative effect of accounting change and loss from discontinued operations	0.27	0.55	0.49
Loss from discontinued operations	(0.06)	(0.03)	—
Income before cumulative effect of accounting change	0.21	0.52	0.49
Cumulative effect of accounting change	(0.06)	—	—
Adjusted net income	$ 0.15	$ 0.52	$ 0.49

Inventories
Inventories consisting of paper and product merchandise are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Advertising Costs
Advertising costs, consisting primarily of direct-response advertising, are expensed in the year incurred.

(In thousands except share and per share data)

Restatement Adjustments
The prior period presentation has been restated to conform with Emergency Issues Task Force Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." These rules require that certain expenditures of the Publishing segment related to newsstand product placement historically presented as expenses be reclassified and netted against revenue. Accordingly, Publishing revenue has been reduced by $1,100 in 2002 and $1,500 in 2001. In addition, the prior year periods have been restated to reflect as discontinued operations the result of the operations of The Wedding List discussed in Note 12.

Earnings Per Share
Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that would occur from the exercise of common stock options outstanding. For the years ended December 31, 2002, 2001, and 2000 the dilutive effect of stock options included in the determination of diluted weighted average common shares outstanding were approximately 375,000, 401,000, and 946,000 respectively. The antidilutive options excluded from this amount totaled 4,409,000, 5,014,000, and 571,000 with a weighted average exercise price of $13.58, $19.05, and $25.91 in 2002, 2001, and 2000, respectively.

Options granted under the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan are not included as they are not dilutive (see Note 8).

Property, Plant and Equipment
Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lease term or, if shorter, the estimated useful lives of the related assets. The useful lives are as follows:

Studios and studio equipment	3-10 years
Furniture, fixtures and equipment	3-5 years
Computer hardware and software	3-5 years
Leasehold improvements	life of lease

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management does not expect such differences to have a material effect on the Company's consolidated financial position or results of operations.

Stock Compensation
As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation," the Company has elected to continue accounting for employee stock compensation under the APB 25 rules, but disclose pro forma results using SFAS No. 123's alternative accounting treatment, which calculates the total compensation expense to be recognized as the fair value of the award at the date of grant. The fair value of options granted were estimated on the grant date using the Black-Scholes option pricing model, using the following assumptions:

	2002	2001	2000
risk-free interest rates	4.11%	4.82%	6.23%
dividend yields	zero	zero	zero
expected volatility	134%	57%	46%
expected option life	6 years	6 years	6 years
average fair market value per option granted	$ 9.24	$ 9.58	$ 9.71

(In thousands except share and per share data)

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options over the relevant vesting periods. The pro forma effect on net income for the years ended December 31, 2002, 2001 and 2000, were as follows:

	2002	2001	2000
Net income, as reported	$ 7,268	$ 21,906	$ 21,278
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	9,762	7,307	5,073
Pro forma net income (loss)	$ (2,494)	$ 14,599	$ 16,205
Earnings (loss) per share:			
Basic – as reported	$ 0.15	$ 0.45	$ 0.44
Basic – pro forma	$ (0.05)	$ 0.30	$ 0.33
Diluted – as reported	$ 0.15	$ 0.45	$ 0.44
Diluted – pro forma	$ (0.05)	$ 0.30	$ 0.33

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires obligations associated with the retirement of long—lived assets to be recognized at their fair value at the time the obligations are incurred. The amount of legal obligation should be capitalized as part of the related long—lived asset when the cost is recognized and allocated to expense over the useful life of the asset. We do not believe that the adoption of SFAS No. 143 will have a material impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability associated with an exit or disposal activity be measured at fair value and recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Our adoption of SFAS No. 146 had no impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock—Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock—based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock—based employee compensation and the effect of the method used on reported results in annual financial statements for the years ending after December 15, 2002 and interim financial statements for periods beginning after December 15, 2002.

3 ACCOUNTS RECEIVABLE, NET

The components of accounts receivable at December 31, 2002 and 2001 are as follows:

	2002	2001
Advertising	$ 22,554	$ 31,337
Newsstand	639	2,236
Licensing	12,095	9,122
Other	6,706	7,434
	41,994	50,129
Less: reserve for credits and uncollectible accounts	4,198	4,500
	$ 37,796	$ 45,629

(In thousands except share and per share data)

4 INVENTORIES

The components of inventories at December 31, 2002 and 2001 are as follows:

	2002	2001
Paper	$ 4,861	$ 4,526
Product merchandise	8,887	11,565
	13,748	16,091
Less: reserve for obsolete and excess inventory	5,094	3,139
	$ 8,654	$ 12,952

5 PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment at December 31, 2002 and 2001 are as follows:

	2002	2001
Studios and equipment	$ 6,728	$ 6,765
Furniture, fixtures and equipment	10,212	9,714
Computer hardware and software	26,304	31,191
Leasehold improvements	20,364	20,361
	63,608	68,031
Less: accumulated depreciation and amortization	32,320	22,608
	$ 31,288	$ 45,423

Depreciation expense was $11,631, $9,179, and $6,140, for the years ended December 31, 2002, 2001 and 2000, respectively. Included in property, plant and equipment are assets that were acquired under capital leases in the amount of $7,781, with accumulated amortization of $7,537 and $5,793 at December 31, 2002 and 2001, respectively. Depreciation expense associated with assets under capital leases is included in total depreciation expense.

6 LINE OF CREDIT

The Company has an agreement with Bank of America, N.A. for a line of credit in the amount of $10,000 with an interest rate equal to LIBOR plus 1% per annum and an expiration date of June 30, 2003. The agreement also requires the Company to pay a commitment fee equal to one-quarter of 1% per annum of the unused available borrowings. As of December 31, 2002, the Company did not have any amounts outstanding under this agreement.

7 STOCKHOLDERS' EQUITY

Common Stock

The Company has two classes of common stock outstanding. The Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Each share of Class B common stock entitles its holder to ten votes and is convertible on a one-for-one basis to Class A stock at the option of the holder and automatically upon most transfers.

Stock Repurchases

In September 2001, the Board of Directors authorized the repurchase of up to $5,000 of the Company's outstanding common stock. Pursuant to the program, purchases of stock may be made from time to time, in the open market, subject to market conditions and at prevailing market prices. During the year ended December 31, 2001, the Company purchased approximately 59,000 shares of its Class A common stock at a cost of $775. No such purchases were made during 2002.

(In thousands except share and per share data)

8 EMPLOYEE BENEFIT PLANS

Retirement Plans

The Company established a 401(k) retirement plan effective July 1, 1997, available to substantially all employees. An employee can contribute any percentage of compensation to the plan, up to a maximum of 15% or the maximum allowable contribution by the IRS ($11.0 in 2002, $10.5 in 2001 and 2000), whichever is less. The Company matches 50% of the first 6% of compensation contributed. Employees vest ratably in employer matching contributions over a period of four years of service. The employer matching contributions totaled approximately $956, $927 and $779 for the years ended December 31, 2002, 2001 and 2000, respectively.

In December 2002, the Company terminated its defined benefit pension plan and distributed to all participants their accrued benefits at that time. The termination of the pension plan resulted in a gain of approximately $1,221, which is included as an offset to general and administrative expenses in the statement of operations for the year ended December 31, 2002.

The Company does not sponsor any post retirement and/or post employment benefit plan.

Stock Options

The Company established the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (the "1997 Option Plan") in November 1997. The Company has an agreement with Martha Stewart whereby she will periodically return to the Company shares of Class B common stock owned by her or her affiliates in amounts corresponding on a net treasury basis to the number of options exercised under the 1997 Option Plan during the relevant period. Accordingly, options outstanding under this plan are not dilutive. During 2000, 238,000 shares of Class B common stock were returned under this agreement. In March 2003, an additional 236,000 shares were returned under the agreement, representing shares due the Company as of December 31, 2002. All options granted under the 1997 Option Plan are fully vested as of December 31, 2002. The status of this stock option plan is summarized as follows:

	Number of shares	*Weighted average exercise price*
Outstanding as of January 1, 2000	1,968,277	$ 0.63
Exercised	(216,069)	0.65
Cancelled	(77,219)	0.60
Outstanding as of December 31, 2000	1,674,989	0.63
Exercised	(155,270)	0.60
Cancelled	(143,781)	0.60
Outstanding as of December 31, 2001	1,375,938	0.63
Exercised	(429,262)	0.63
Cancelled	(24,574)	0.60
Outstanding as of December 31, 2002	922,102	$ 0.62
Options exercisable at:		
December 31, 2000	753,545	$ 0.62
December 31, 2001	836,975	$ 0.61
December 31, 2002	922,102	$ 0.62

(In thousands except share and per share data)

The Company has additional stock option plans that provide for the granting of stock options and issuance of restricted stock to employees and non-employee members of the Company's Board of Directors. The options granted under these plans are to purchase Class A common stock at the fair market value at the date of grant. Employee stock options vest ratably on each of the first four anniversaries of the grant date. Non-employee director options vest on the first anniversary of the date of the grant of such option. The term of the options granted under these plans is ten years. The status of these stock option plans is summarized as follows:

	Number of shares	*Weighted average exercise price*
Outstanding as of January 1, 2000	5,130,040	$ 17.65
Granted	2,011,753	18.23
Exercised	(223,717)	16.16
Cancelled	(415,305)	17.81
Outstanding as of December 31, 2000	6,502,771	17.87
Granted	2,512,900	16.52
Exercised	(173,793)	17.33
Cancelled	(1,045,911)	17.81
Outstanding as of December 31, 2001	7,795,967	17.87
Granted	1,424,000	10.07
Exercised	(226,540)	17.33
Cancelled	(773,497)	16.98
Outstanding as of December 31, 2002	8,219,930	$ 16.55
Options exercisable at:		
December 31, 2000	1,059,243	$ 17.97
December 31, 2001	2,292,420	$ 18.17
December 31, 2002	3,848,438	$ 18.15

The following table summarizes information about the stock options outstanding under the Company's option plans as of December 31, 2002:

		Options Outstanding		*Options Exercisable*	
Range of Exercise Price Per Share	*Weighted Average Remaining Contractual Life in Years*	*Number Outstanding*	*Weighted Average Exercise Price*	*Number Exercisable*	*Weighted Average Exercise Price*
$0.60—$0.63	4.8	922,102	$ 0.62	922,102	$ 0.62
$6.78—$8.24	9.6	894,500	6.93	-	-
$14.25—$15.52	7.4	953,253	15.01	438,251	15.00
$15.57	8.3	1,254,900	15.57	292,235	15.57
$15.75—$17.90	9.0	464,200	16.04	17,250	17.02
$18.00	6.8	3,659,827	18.00	2,709,159	18.00
$18.10—$33.75	8.1	993,250	22.87	391,543	23.76
$0.60—$33.75	7.4	9,142,032	$ 14.94	4,770,540	$ 14.68

In 2002, the Company issued 185,000 shares of restricted stock to certain employees. The stock vests on the second anniversary date of the grant provided that the employee is still employed by the Company. The aggregate market value of the restricted stock at the date of issuance of $1,254 has been recorded as unamortized restricted stock which is a separate component of shareholders' equity and is being amortized over the two year vesting period.

(In thousands except share and per share data)

9 INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31, 2002, 2001, and 2000:

	2002	2001	2000
CURRENT INCOME TAXES			
Federal	$ 10,297	$ 13,133	$ 12,292
State and local	2,779	3,644	4,190
Foreign	511	423	376
Total current income tax expense	$ 13,587	$ 17,200	$ 16,858
DEFERRED INCOME TAXES (BENEFIT)			
Federal	$ (3,591)	$ 81	$ (640)
State and local	(1,197)	27	(220)
Total deferred income tax expense (benefit)	(4,788)	108	(860)
Income tax provision from continuing operations	$ 8,799	$ 17,308	$ 15,998

A reconciliation from the federal income tax provision from continuing operations at the statutory rate to the effective rate for the year ended December 31, 2002 and 2001 is as follows:

	2002	2001
Computed tax at the federal statutory rate of 35%	$ 7,740	$ 13,286
State income taxes, net of federal benefit	1,028	2,209
Non-deductible goodwill amortization	—	965
Non-deductible expense	407	25
Non-taxable interest income	(376)	(430)
Provision for income taxes	$ 8,799	$ 16,055
Effective tax rate	39.8%	42.3%

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

	2002	2001
DEFERRED TAX ASSETS		
Inventory obsolescence reserves	$ 1,966	$ 1,213
Provision for doubtful accounts	1,161	1,000
Accrued rent	1,265	1,159
Reserve for newsstand returns	1,368	1,294
Website impairment	2,435	—
Accrued compensation	256	82
Depreciation and amortization	1,862	—
Other	418	345
Total deferred tax assets	10,731	5,093
DEFERRED TAX LIABILITIES		
Deferred compensation	(576)	—
Other	(300)	(26)
Total deferred tax liabilities	(876)	(26)
NET DEFERRED TAX ASSETS	$ 9,855	$ 5,067

(In thousands except share and per share data)

10 RELATED PARTY TRANSACTIONS

Time Publishing Ventures, Inc. (together with its affiliates, "Time") owns approximately 5% of the outstanding Class A common stock of the Company. The Company has entered into a services agreement with Time, whereby Time provides certain administrative, purchasing, editing and sales services to the Company, including the purchase of paper. The cost of these services amounted to approximately $31,484, $32,042 and $34,749 in 2002, 2001 and 2000, respectively, including $30,511, $31,331 and $34,149 of paper purchases, respectively.

The Company also entered into agreements with Time, whereby Time provides fulfillment services for catalog products and magazines. The fees for these services amounted to approximately $13,890, $21,753 and $21,462 in 2002, 2001 and 2000, respectively. In February 2002, the Company stopped using Time to provide such services for catalog products.

The Company also entered into an agreement with Time whereby Time provides newsstand distribution services for the Company's magazines. The fees for these services amounted to approximately $2,386, $2,338 and $2,091 in 2002, 2001 and 2000, respectively.

The aggregate amounts due to Time included in accounts payable and accrued liabilities were approximately $9,196 and $6,784 as of December 31, 2002 and 2001, respectively. Aggregate amount due from Time included in accounts receivable, net, was $631 and $1,335 million as of December 31, 2002 and 2001 respectively.

Oxmoor House Inc., an affiliate of Time, currently publishes the Martha Stewart Living series of books. The Company has a contract with Oxmoor House whereby the Company and Oxmoor House split net profits from the sale of books. Income recognized under these agreements was approximately $3,206, $2,296 and $2,327, in 2002, 2001 and 2000, respectively.

The Company has entered into a location rental agreement with Martha Stewart, whereby the Company uses various properties owned by Martha Stewart. The fees for use of these properties amounted to $2,000 in each of 2002, 2001, and 2000.

During 2002, 2001 and 2000 the Company paid $452, $255 and $216, respectively, to MS Real Estate Management Company, a company owned by Martha Stewart, for various expenses incurred on the Company's behalf in connection with Martha Stewart's properties. Additionally, Martha Stewart reimbursed the Company $150,000 for certain services provided by the Company's personnel, primarily in connection with MS Real Estate Management Company.

In 2001, the Company entered into a split dollar life insurance arrangement with Martha Stewart and a partnership controlled by her (the "Partnership") pursuant to which the Company agreed to pay a significant portion of the premiums on a whole life insurance policy insuring Ms. Stewart and owned by and benefiting the Partnership. The Company will be repaid the cumulative premium payments it has made upon the earlier of Ms. Stewart's death or the voluntary termination of the arrangement by Ms. Stewart out of the policies' existing surrender value at the time of repayment. If the arrangement lasts more than sixteen years, the Company will no longer be obligated to make premium payments and will receive interest on the outstanding amount paid by the Company as of such time. As of December 31, 2002, the aggregate amount paid by the Company under this arrangement is $2,238. In 2003, the arrangement was amended such that the Company would not be obligated to make further premium payments unless recent legislation is clarified to permit such payments.

From time to time, the Company uses the service of a law firm of which Martha Stewart's son-in-law is a partner. The Company paid an aggregate of approximately $75, $16 and $72 in fees and expenses in respect of such services in 2002, 2001, and 2000, respectively.

In 2002, the Company paid approximately $62 to a design firm for design services in connection with the Company's direct commerce business. The husband of Gael Towey, an executive officer of the Company, is a partner in the firm.

11 COMMITMENTS AND CONTINGENCIES

The Company leases office facilities and equipment for terms extending through 2010 under operating lease agreements. Total rent expense charged to operations for all such leases was approximately $8,192, $8,390, and $8,927 for the years ended December 31, 2002, 2001, and 2000, respectively.

(In thousands except share and per share data)

The following is a schedule of future minimum payments under capitalized and operating leases at December 31, 2002:

	Capitalized Leases	Operating Leases
2003	$ 478	$ 8,404
2004	—	8,556
2005	—	8,620
2006	—	8,197
2007	—	7,798
Thereafter	—	20,888
Total minimum lease payments	$ 478	$ 62,463
Imputed interest	18	
Capital lease obligation—current	$ 460	

The Company has outstanding letters of credit for $2,326 as security for certain leases as of December 31, 2002.

On February 3, 2003, the Company was named as a defendant in a Consolidated and Amended Class Action Complaint (the "Consolidated Complaint"), filed in the United States District Court for the Southern District of New York, by plaintiffs purporting to represent a class of persons who purchased common stock in the Company between January 8, 2002 and October 2, 2002. *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation,* 02-CV-6273 (JES). The Consolidated Complaint also names Martha Stewart and seven of the Company's other officers (Gregory R. Blatt, Dora Braschi Cardinale, Sharon L. Patrick, Margaret Roach, Suzanne Sobel, Lauren Podlach Stanich, and Gael Towey) (collectively, the "Individual Defendants")) as defendants. The action consolidates seven class actions previously filed in the Southern District of New York: *Semon v. Martha Stewart Living Omnimedia, Inc.* (filed August 6, 2002), *Rosen v. Martha Stewart Living Omnimedia, Inc.* (filed August 21, 2002), *MacKinnon v. Martha Stewart Living Omnimedia, Inc.* (filed August 30, 2002), *Crnkovich v. Martha Stewart Living Omnimedia, Inc.* (filed September 4, 2002), *Rahilly v. Martha Stewart Living Omnimedia, Inc.* (filed September 6, 2002), *Steele v. Martha Stewart Living Omnimedia, Inc.* (filed September 13, 2002), *and Hackbarth v. Martha Stewart Living Omnimedia, Inc.* (filed September 18, 2002).

The claims in the Consolidated Complaint arise out of Ms. Stewart's sale of 3,928 shares of ImClone Systems stock on December 27, 2001. The plaintiffs assert violations of Sections 10(b) (and rules promulgated thereunder), 20(a) and 20A of the Securities Exchange Act of 1934. The plaintiffs allege that MSO, Ms. Stewart and the Individual Defendants made statements about Ms. Stewart's sale that were materially false and misleading. The plaintiffs allege that as a result of these false and misleading statements, the market price of the Company's stock was inflated during the putative class periods and dropped after the alleged falsity of the statements became public. The plaintiffs further allege that the Individual Defendants traded MSO stock while in possession of material non-public information. The Consolidated Complaint seeks certification as a class action, damages, attorney's fees and costs, and further relief as determined by the court.

The Company has also been named as a nominal defendant in four derivative actions, all of which name Ms. Stewart as a defendant: *In re Martha Stewart Living Omnimedia, Inc. Shareholder Derivative Litigation,* filed on December 19, 2002 in New York State Supreme Court; *Beam v. Stewart,* initially filed on August 15, 2002 and amended on September 6, 2002, in Delaware Chancery Court; *Acosta v. Stewart,* filed on October 10, 2002 in the U.S. District Court for the Southern District of New York; and *Richards v. Stewart,* filed on November 1, 2002 in Connecticut Superior Court. The Company's present directors and former director John Doerr are also named as defendants in *Beam.* The Company's present directors, Mr. Doerr, five of the Company's officers (Mr. Blatt, Ms. Cardinale, Ms. Roach, Ms. Sobel, and Ms. Towey), and Kleiner Perkins Caufield & Byers are also named as defendants in *Richards. In re Martha Stewart Living Omnimedia, Inc. Shareholder Derivative Litigation* consolidates three previous derivative complaints filed in New York State Supreme Court and Delaware Chancery Court: *Beck v. Stewart,* filed on August 13, 2002 in New York State Supreme Court, *Kramer v. Stewart,* filed on August 20, 2002 in New York State Supreme Court and *Alexis v. Stewart,* filed on October 3, 2002 in Delaware Chancery Court.

(In thousands except share and per share data)

All four derivative actions allege that Ms. Stewart breached her fiduciary duties to the Company by engaging in insider trading in ImClone stock and making false and misleading statements about such trading. The plaintiffs allege that these actions have diminished Ms. Stewart's reputation and injured the Company through lost revenues, loss of reputation and good will, decreased stock price, and increased costs. The plaintiff in *Beam* further alleges that (i) Ms. Stewart's actions have jeopardized the Company's intellectual property; (ii) the directors breached their fiduciary duties by failing to monitor Ms. Stewart's affairs to ensure she did not harm the Company; (iii) Ms. Stewart and the other directors breached their fiduciary duties by failing to address the impropriety of the Company's payment of split dollar insurance premiums; and (iv) Ms. Stewart and Mr. Doerr usurped corporate opportunities by selling personally-owned Company stock to an investment firm without first presenting the Company with the opportunity to sell its stock to the firm. The plaintiffs in the Shareholder Derivative Litigation also allege that Ms. Stewart breached the terms of her employment agreement with the Company. The plaintiff in *Richards* further alleges (i) intentional breach of fiduciary duty by, among other things, acting in reckless disregard of, and failing to prevent, Ms. Stewart's insider trading in ImClone stock, violating federal securities laws by selling Company stock while in possession of material, non-public information, misuse of corporate information, and gross mismanagement of the Company; (ii) negligent breach of fiduciary duty; (iii) abuse of control; (iv) constructive fraud; (v) gross mismanagement; and (vi) waste.

The derivative actions seek damages in favor of the Company, attorneys' fees and costs, and further relief as determined by the court. Certain of the complaints also seek declaratory relief. The plaintiffs in the Shareholder Derivative Litigation further seek the creation of a committee or other administrative mechanism to address the alleged "corporate governance" issues raised in the complaints and to protect the Company's "cornerstone assets." The plaintiff in *Richards* further seeks injunctive relief in the form of attachment or other restriction of the proceeds of defendants' trading activities or other assets.

The Company has moved to dismiss (i) the Consolidated Complaint, (ii) the *Beam* complaint, and (iii) the Shareholder Derivative Litigation complaint. The *Richards* action has been stayed pending resolution of the *Beam* motion to dismiss.

While still in their early stages, we believe the Company has substantial defenses to these actions. The Company is unable to predict a range of potential losses, if any, at this time.

12 DISCONTINUED OPERATIONS

In March 2001, the Company paid cash of approximately $3.9 million and assumed certain liabilities to acquire the assets of The Wedding List, a wedding registry and gift business. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations of the acquired business have been included in the Company's results of operations commencing upon the acquisition date. The acquisition resulted in goodwill of approximately $5.3 million, which was being amortized over twenty years. The Wedding List was reported as a component of the Internet/Direct Commerce segment.

In June 2002, the Company decided to exit The Wedding List business. The 2001 financial statements have been restated accordingly. The loss from exiting these operations resulted in charges related to the write-down of property and equipment and the accrual of future lease commitments, net of anticipated sublease rental income of $4,979, of approximately $1,277. These lease payments and offsetting receipts are payable through September 2015.

These charges have been included with the losses from operations during the current year and are reflected as a loss from the discontinued operations in the income statements.

Revenue and loss from the discontinued operations for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Revenues	$ 2,849	$ 2,732
Loss from operations, including accrued restructuring and shutdown costs	(4,848)	(2,962)
Income tax benefit	1,939	1,253
Net loss from discontinued operations	$ (2,909)	$ (1,709)

(In thousands except share and per share data)

The summarized balance sheet of the discontinued operations were as follows as of December 31, 2002 and 2001 were as follows:

	2002	2001
Current assets:		
Inventory	$ 288	$ 734
Other current assets	153	216
Property and equipment, net	—	760
Intangible assets	—	5,083
Other	68	68
Total assets	509	6,861
Current liabilities:		
Account payable and accrued expenses	$ 1,208	$ 886
Deferred revenues	835	1,774
Total current liabilities	2,043	2,660
Net assets (liabilities) of discontinued operations	$ (1,534)	$ 4,201

13 RESTRUCTURING CHARGE

In 2002, the Company recorded a restructuring charge of $7,692, which includes an asset impairment charge of $6,087 related to the Company's website, and a $1,607 charge to increase the Company's inventory valuation allowances, which includes a $300 accrual for losses on firm inventory purchase commitments. The website was written down to the fair value of its hardware. These charges were taken in contemplation of a restructuring plan which will be implemented beginning in the first quarter of 2003 to downsize the operations of the Internet/Direct Commerce business segment in order to achieve improved operating results.

14 OTHER INFORMATION

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses. The carrying amount of these accounts approximates fair value.

The Company's revenues from foreign sources were $11,778, $9,795 and $8,322 in 2002, 2001 and 2000, respectively.

During the year ended 2002, 2001, and 2000, the revenues from Kmart Corporation were approximately 17%, 14%, and 7% respectively of the Company's total revenues. As of December 31, 2002 and 2001, accounts receivable from Kmart were approximately $7,769 and $10,700, respectively.

Advertising expense was $15,215, $15,415, and $16,276 for the years ended December 31, 2002, 2001, and 2000, respectively.

Interest paid was $180, $390, and $598 for the years ended December 31, 2002, 2001, and 2000, respectively.

Income taxes paid were $4,665, $17,613, and $10,372 for the years ended December 31, 2002, 2001, and 2000 respectively.

(In thousands except share and per share data)

15 INDUSTRY SEGMENTS

The Company's industry segments are discussed in Note 1. Segment information for the years ended December 31, 2002, 2001, and 2000 was as follows:

	Publishing	*Television*	*Merchandising*	*Internet/Direct Commerce*	*Corporate Charges*	*Consolidated*
2002						
Revenues	$ 182,600	$ 26,680	$ 48,896	$36,873	$ —	$ 295,049
Operating income	62,384	2,589	32,972	(38,944)	(39,008)	19,993
Depreciation and amortization	158	1,693	633	4,569	4,578	11,631
Total assets	25,340	13,630	8,871	13,695	263,006	324,542
Capital expenditures	174	488	—	2,359	1,286	4,307
2001						
Revenues	$ 177,422	$ 29,522	$ 35,572	$ 46,094	$ —	$ 288,610
Operating income	66,138	2,674	29,861	(24,030)	(37,579)	37,064
Depreciation and amortization	158	1,824	633	1,837	7,914	12,366
Total assets	32,083	17,674	8,265	32,039	221,560	311,621
Capital expenditures	136	31	104	13,852	3,160	17,283
2000						
Revenues	$ 175,774	$ 32,464	$ 24,345	$ 49,739	$ —	$ 282,322
Operating income	66,266	5,748	24,160	(25,659)	(38,808)	31,707
Depreciation and amortization	—	1,874	—	192	7,024	9,090
Total assets	30,662	21,850	8,543	12,871	223,488	297,414
Capital expenditures	—	702	—	1,873	22,196	24,771

(In thousands except share and per share data)

16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2002					
Revenues	$ 67,959	$ 78,602	$ 70,931	$ 77,557	$ 295,049
Operating income (loss)	5,830	13,080	4,475	(3,392)	19,993
Income (loss) from continuing operations	3,729	8,052	2,962	(1,429)	13,314
Loss from discontinued operations	(826)	(1,313)	(197)	(573)	(2,909)
Cumulative effect of accounting change	(3,137)	—	—	—	(3,137)
Net income (loss)	$ (234)	$ 6,739	$ 2,765	$ (2,002)	$ 7,268
Earnings per share—basic and diluted					
Income from continuing operations	$ 0.08	$ 0.16	$ 0.06	$ (0.03)	$ 0.27
Loss from discontinued operations	(0.03)	(0.02)	—	(0.01)	(0.06)
Cumulative effect of accounting change	(0.06)	—	—	—	(0.06)
Net income (loss)	$ (0.01)	$ 0.14	$ 0.06	$ (0.04)	$ 0.15
Weighted average common shares outstanding					
Basic	48,945	49,166	49,209	49,446	49,250
Diluted	49,097	49,373	49,316	49,563	49,343

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2001					
Revenues	$ 70,079	$ 67,800	$ 68,040	$ 82,691	$ 288,610
Operating income	9,569	8,644	8,219	10,632	37,064
Income from continuing operations	6,301	5,649	5,270	6,395	23,615
Loss from discontinued operations	(93)	(450)	(501)	(665)	(1,709)
Net income (loss)	$ 6,208	$ 5,199	$ 4,769	$ 5,730	$ 21,906
Earnings per share:					
Basic—Income from continuing operations	$ 0.13	$ 0.12	$ 0.11	$ 0.13	$ 0.49
Basic—Loss from discontinued operations	—	(0.01)	(0.01)	(0.01)	(0.04)
Basic—Net Income	$ 0.13	$ 0.11	$ 0.10	$ 0.12	$ 0.45
Diluted—Income from continuing operations	$ 0.13	$ 0.12	$ 0.11	$ 0.13	$ 0.48
Diluted—Loss from discontinued operations	—	(0.01)	(0.01)	(0.01)	(0.03)
Diluted—Net Income	$ 0.13	$ 0.11	$ 0.10	$ 0.12	$ 0.45
Weighted average common shares outstanding					
Basic	48,516	48,608	48,707	48,727	48,639
Diluted	49,176	49,081	49,022	49,824	49,039

MARTHA STEWART LIVING OMNIMEDIA, INC
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

DESCRIPTION	*Balance, Beginning of Year*	*Additions Charged to Costs and Expenses*	*Deductions*	*Balance, End of Year*
Allowance for doubtful accounts:				
Year ended December 31,				
2002	$ 2,093	$ 1,694	$ 1,333	$ 2,454
2001	2,199	717	823	2,093
2000	1,937	1,196	934	2,199
Reserve for audience underdelivery:				
Year ended December 31,				
2002	1,973	869	1,567	1,275
2001	2,167	1,835	2,028	1,973
2000	4,166	(846)	1,153	2,167
Reserve for obsolete and excess inventory:				
Year ended December 31,				
2002	3,139	1,955	—	5,094
2001	3,554	—	415	3,139
2000	2,558	996	—	3,554
Reserve for product returns:				
Year ended December 31,				
2002	434	35	—	469
2001	—	434	—	434
2000	—	—	—	—

CORPORATE MANAGEMENT
Martha Stewart
Chairman and Chief Executive Officer

Sharon Patrick
President and Chief Operating Officer

Gael Towey
SEVP, Creative Director

Gregory R. Blatt
EVP, Business Affairs and General Counsel

Dora Braschi Cardinale
EVP, Print Production

Heidi Diamond
EVP, President – Television

James Follo
EVP, Chief Financial Officer

Margaret Roach
EVP, Editor-In-Chief

Suzanne Sobel
EVP, Advertising Sales and Marketing

Lauren Podlach Stanich
EVP, President – Publishing

BOARD OF DIRECTORS
Martha Stewart

Sharon Patrick

Arthur C. Martinez
Retired Chairman and CEO
Sears Roebuck and Co.

Darla D. Moore
Executive Vice President
Rainwater, Inc.

Naomi O. Seligman
Co-Founder
Ostriker von Simson, Inc.

Jeffrey W. Ubben
Founder and Managing Partner
VA Partners, LLC

AUDITOR
Ernst & Young, LLP

SHAREHOLDER SERVICES / TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, LLC
85 Challenger Road Overpeck Center
Ridgefield Park, NJ 07660
(888) 540-9883
E-mail: shrrelations@melloninvestor.com
Registered shareholders can log into and view their accounts online at http://www.melloninvestor.com.

INVESTOR INFORMATION
Investor inquiries should be directed to:
Howard Hochhauser
Vice President, Finance and Investor Relations
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street, 25th Floor
New York, NY 10036
(212) 827-8455
E-mail: ir@marthastewart.com
http://www.marthastewart.com/ir

Various SEC filings and other company information, including press releases, can be found at www.marthastewart.com/ir.

PRESS RELATIONS
Elizabeth J. Estroff
Director of Corporate Communications
Martha Stewart Living Omnimedia, Inc.
(212) 827-8000

Susan Magrino
Director of Public Relations
Susan Magrino Agency
(212) 957-3005

ANNUAL MEETING OF STOCKHOLDERS
The Annual Meeting of Stockholders will be held on Tuesday, June 3rd, 2003, at 2:00 p.m., at The Equitable Auditorium, 787 Seventh Avenue, New York, NY.

PHOTOGRAPHY
FRONT COVER *clockwise from upper left:* Gentl & Hyers; José Picayo; Minh + Wass; Minh + Wass; Jonathan Lovekin; Sang An; Gentl & Hyers; Gentl & Hyers; Stephen Lewis, Gentl & Hyers, Victor Schrager; William Meppem; Gentl & Hyers; Frank Rainer **INSIDE FRONT COVER** MS The Catalog for Living: Christopher Baker; Marthastewart.com: Sang An; Marthasflowers: David Prince; MS Everyday: Gentl & Hyers, Karl Juengel; MS Signature: William Abranowicz, Thibault Jeanson, Karl Juengel, MS Living Television: Vanessa Lenz, Don Freeman, Gentl & Hyers **INSIDE BACK COVER** *clockwise from upper left:* Amy Neunsinger; David Loftus; Sarah Maingot; Dean Kauffman; Gentl & Hyers; Rob Fiocca; Ericka McConnell; Christopher Baker; Dana Gallagher; Jonathan Lovekin; Annie Schlechter; Gentl & Hyers; Sang An; Antoine Bootz; Victor Schrager; Gentl & Hyers **TO OUR SHAREHOLDERS** Frank Heckers **PRESIDENT'S LETTER** Hans Gissinger.


GARDENING
HOME
BABY & KIDS
HOLIDAY
CRAFTS
KEEPING
WEDDINGS
COOKING & ENTERTAINING


MARTHA STEWART
Living
OMNIMEDIA


MARTHA STEWART
Living


LivingTelevision

MARTHA STEWART weddings

MARTHASTEWART.COM

MARTHA STEWART
The Catalog for Living


MARTHA STEWART
baby

marthasflowers


MARTHA STEWART
kids


MARTHA STEWART SIGNATURE

FABRIC PAINT FLOORING FURNITURE


MARTHA STEWART
Holiday


FOOD
everyday


MARTHA STEWART
everyday

HOME COLORS HOLIDAY
HOUSEWARES GARDENING BABY